Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2014

Dated as of March 31, 2015

FORWARD LOOKING STATEMENTS

This Annual Information Form contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and United States securities laws. Such forward-looking statements concern the Company’s anticipated results and developments in its operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to:

•	economic viability, strategic plans and expectations for the development of the Company’s operations and properties;
•	estimates of mineral reserves, and mineral resources;
•	amount of future production of gold and silver;
•	expected metal or mineral recoveries;
•	expected cash operating costs, sustaining operating costs and outflows;
•	life of mine; and
•	prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:

•	presence of and continuity of metals at the Company’s projects;
•	cost of production and productivity levels at the Company’s Santa Elena Mine;
•	availability and costs of mining equipment and skilled labour;
•	plant and equipment for operations and development function as anticipated;
•	accuracy of the interpretations and assumptions used in calculating reserve and resource estimates;
•	operations not being disrupted or delayed by unusual geological or technical problems;
•	ability to develop and finance projects;
•	political and regulatory stability.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to precious and base metal price fluctuations;
•	risks related to the fluctuations in the price of consumed commodities;
•	risks related the foreign exchange fluctuation (particularly the Mexican peso, Canadian dollar and United States dollar);
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
•	uncertainty in the Company’s ability to fund the development of our mineral properties or the completion of further exploration programs;
•	uncertainty as to whether the Company’s exploration and development programs and properties will result in the discovery, development or production of another commercially viable ore body or yield new reserves to replace or expand current reserves;
•	risks related to the adequacy and availability of infrastructure for the Company’s projects;
•	risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
•	risks related to governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
•	risks related to the business being subject to environmental laws and regulations, which may increase costs of doing business and restrict our operations;
•	risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our ability to successfully integrate acquisitions;
•	uncertainty in our ability to obtain financing if required;
•	risks related to all of the Company’s properties being located in Mexico, including political, economic, social and regulatory instability and the need for surface access rights, licenses and permits; and
•	risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

TABLE OF CONTENTS

1.	GENERAL		1
	1.1	Date of Information	1
	1.2	Conversion Table	1
	1.3	Technical Abbreviations	1
	1.4	Currency	1
	1.5	Notice Regarding Mineral Reserve and Resource Estimates	1
	1.6	Qualified Persons	2
2.	CORPORATE STRUCTURE		2
	2.1	Name, Address and Incorporation	2
	2.2	Inter-corporate Relationships	3
3.	GENERAL DEVELOPMENT OF THE BUSINESS		4
	3.1	Overview	4
	3.2	Most Recent Three-Year Operational History	6
	3.3	Significant Acquisitions	11
4.	DESCRIPTION OF BUSINESS		11
	4.1	General	11
	4.2	Risk Factors	12
	4.3	Mineral Projects	19
5.	DIVIDENDS		41
	5.1	Dividends	41
6.	CAPITAL STRUCTURE		41
	6.1	General Description of Capital Structure	41
7.	MARKET FOR SECURITIES		43
	7.1	Trading Price and Volume	43
8.	ESCROWED SECURITIES		43
	8.1	Escrowed Securities	43
9.	DIRECTORS AND OFFICERS		43
	9.1	Name, Occupation and Security Holding	43
	9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	45
	9.3	Conflicts of Interest	47
10.	AUDIT COMMITTEE DISCLOSURE		47
11.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		48
	11.1	Legal Proceedings	48
	11.2	Regulatory Actions	49
12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		49
	12.1	Interest of Management and Others in Material Transactions	49
13.	TRANSFER AGENT AND REGISTRARS		49
	13.1	Transfer Agent and Registrars	49
14.	MATERIAL CONTRACTS		49
	14.1	Material Contracts	49
15.	INTERESTS OF EXPERTS		49
	15.1	Names of Experts	49
	15.2	Interests of Experts	50
16.	ADDITIONAL INFORMATION		50
	APPENDIX A – AUDIT COMMITTEE CHARTER		A-1

1.	GENERAL

1.1	Date of Information

All information in this Annual Information Form is as of March 31, 2015 unless otherwise indicated and the information contained herein is current as of such date, unless otherwise stated.

1.2	Conversion Table

All data and information is presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

1.3	Technical Abbreviations

Ag	silver	Mo	molybdenum
Ag Eq.	silver equivalent	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	gold	NSR	net smelter returns
Au Eq.	gold equivalent	opt	ounces per ton
aver.	average	oz	ounce(s)
cm	centimetres	Pb	lead
Cu	copper	RC	reverse circulation
g	grams	t	tonne
gpt or g/t	grams per tonne	tpd	tonnes per day
ha	hectares	tr	trench
km	kilometres	W	tungsten
m	metres

1.4	Currency

All dollar ($) amounts stated in this Annual Information Form refer to Canadian dollars ($ or Cdn.$) unless United States dollars (U.S.$) are indicated. On March 30, 2015, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2689 (Cdn.$1.00 = U.S.$0.7881). On December 31, 2014, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.1601 (Cdn.$1.00 = U.S.$0.8620).

1.5	Notice Regarding Mineral Reserve and Resource Estimates

In this Annual Information Form, the definitions of probable mineral reserves, and indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended November 14, 2004, November 27, 2010 and May 10, 2014 (“CIM Definition Standards”).

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to contained ounces.

Accordingly, information contained in this Annual Information Form contains descriptions of Company mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

1.6	Qualified Persons

N. Eric Fier, CPG, P. Eng, is a “qualified person” within the meaning of NI 43-101 and has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Operating Officer and a director of SilverCrest. Other qualified persons are responsible for the technical and scientific information contained in the various technical reports incorporated by reference in this Annual Information Form. See “Interests of Experts – Names of Experts”.

2.	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The head office of SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

The Company was incorporated on May 22, 1973, under the laws of Ontario as “Equitable Mines Limited” and changed its name to “Magic Foods Inc.” on July 24, 1985. The Company was continued on May 15, 1998, under the laws of British Columbia as “Lucre Ventures Ltd.” with an authorized capital of common shares without par value, which authorized capital was increased to 100,000,000 common shares without par value on February 22, 1999. The name of the Company was changed to “Strathclair Ventures Ltd.” on September 5, 2001, and to “SilverCrest Mines Inc.” on May 23, 2003.

On November 24, 2004, the Company was transitioned under the Business Corporations Act (British Columbia) and, on September 7, 2005, the Company replaced its Articles and amended its Notice of Articles to provide for, among other things, an authorized capital consisting of an unlimited number of common shares without par value. On June 26, 2008, the Company altered its authorized capital by adding a class of an unlimited number of preferred shares without par value.

2.2	Inter-corporate Relationships

Unless the context otherwise requires, all references herein to the “Company” or “SilverCrest” or “our” refer to SilverCrest Mines Inc. and include SilverCrest Mines Inc. and its subsidiaries. The following chart illustrates the inter-corporate relationships of the Company and its principal subsidiaries and their jurisdictions of incorporation, together with the ownership of its principal assets.

*the La Joya Property is comprised of 15 mineral concessions of which 3 are subject to option agreements

**the Ermitaño Property is comprised of 2 mineral concessions which are subject to an option agreement

*** the Cumobabi Property is comprised of 7 mineral concessions which are subject to an option agreement

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Overview

The Company is a Canadian precious metals producer headquartered in Vancouver, British Columbia, with a silver and gold asset base and an operating mine located in Mexico. The Company’s principal property is the 100% owned Santa Elena Project. The Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico is a high-grade, epithermal silver and gold producer. The Company’s other material property is the La Joya Property in Durango state, Mexico, which contains a large polymetallic deposit that is being explored with the aim of developing silver, copper, gold and tungsten resources.

The Company also has a portfolio of other mineral properties, which are comprised of the Ermitaño Property (Mexico), Cumobabi Property (Mexico), the Cruz de Mayo Project (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

The Company’s common shares are currently traded on the Toronto Stock Exchange (“TSX”) under the symbol “SVL”, on the NYSE MKT under the symbol “SVLC” and on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “CW5”.

Santa Elena Project

The Santa Elena Project is comprised of seven mineral concessions totalling 51,172.5 hectares, portions of which include the producing gold and silver Santa Elena Mine. Concessions include the Ermitaño and Cumobabi Properties that are under option.

In 2005, the Company (through its indirect wholly-owned subsidiary, Nusantara de Mexico S.A. de C.V. (“Nusantara”)) entered into an option agreement dated December 8, 2005 (the “Santa Elena Option Agreement”) with certain vendors to acquire five of the seven concessions comprising the Santa Elena Project. The Company was granted the right to acquire a 100% interest in the five concessions by making staged option payments over a period of five years and by making a final payment conditional upon receipt of a feasibility study and all operating and environmental permits relating to the project. In 2009, the Company elected to exercise its option and completed the acquisition of the five concessions.

In 2008 a Pre-Feasibility Study on the Santa Elena Project was prepared by Scott Wilson Roscoe Postle Associates Inc. (“RPA”). In October 2010 the Company completed the construction of an open pit heap leach mine on the Santa Elena Project (the “Santa Elena Mine”), with first dore poured on September 9, 2010. Commercial production was declared on July 13, 2011, and the Santa Elena Mine produced 377,071 ounces of silver and 26,969 ounces of gold during 2011. Since declaring commercial production to December 31, 2014, the Santa Elena Mine produced 2,892,727 ounces of silver and 118,681 ounces of gold. See “General Development of the Business – Most Recent Three-Year Operational History – Santa Elena Project”.

In 2010, the Company engaged independent consultants to examine the preliminary economics of expanding the production at Santa Elena by phasing in the construction of a conventional mill facility, supplementing the ore from the Santa Elena open pit with the development of Santa Elena underground resources and re-treating the leach pad material to recover the residual gold and silver, (collectively, the “Expansion Project”).

In May 2011, the Company released a preliminary economic assessment of the Expansion Project and disclosed updated mineral resources and reserves. In July 2013, the Company released a pre-feasibility study on the Expansion Project and further updated mineral resources and reserves for Santa Elena, dated effective April 30, 2013, as amended on March 4, 2014. On March 31, 2015, the Company filed an updated pre-feasibility study for Santa Elena. See “General Development of the Business – Most Recent Three-Year Operational History – Santa Elena Project” and “Mineral Projects – Santa Elena Project – Sonora, Mexico”.

La Joya Property

The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 4,647 hectares.

Nine of the 15 mineral concessions comprising the La Joya Property are known as the La Joya West concessions, which the Company acquired on May 24, 2013 pursuant to the Company’s full exercise of an option granted in 2010 by the original vendors of the concessions. Three of the 15 mineral concessions comprising the La Joya Property are known as the La Joya East concessions, which the Company still maintains an option to purchase from the original owners. The La Joya West and La Joya East concessions together encompass a total of approximately 1,642 hectares and are located approximately 75 km southeast of the city of Durango, Mexico.

The remaining three contiguous mineral concessions comprising the La Joya Property encompass a total of approximately 3,005 hectares and were staked directly by the Company’s wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V., between April 2011 and April, 2012.

Prior to 2013, the Company held an option to acquire a 100% interest in the La Joya West concessions (encompassing approximately 531 hectares), which option was exercised in full on May 24, 2013, by making staged payments totalling U.S.$2.68 million over a three year period commencing June 2010. The final payment of U.S.$2,500,000 was settled on May 24, 2013, by a combination of cash payment (U.S.$1,250,000) and the issuance of a total of 615,776 common shares of the Company. In March 2014, the Company released the final payment on the La Joya West concessions upon verification of title registration in Mexico. Upon exercising the option, the vendors of the La Joya West concessions were granted a 2% NSR royalty pursuant to the option terms. The Company has the right to purchase one-half (50%) of the NSR royalty at a price to be agreed upon by paying a combination of cash and common shares in such ratio to be negotiated by the parties at the time.

On November 25, 2010, the Company entered into an option agreement to acquire a 100% interest in the 3 La Joya East concessions, which encompasses 1,111.6 hectares. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totalling U.S.$1.5 million over a three year period commencing January 2011 (of which U.S.$912,500 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of U.S.$1,175,000 may be paid in two equal cash payments in the amount of U.S.$587,500 each, with the first payment due May 6, 2014 (paid) and the second and final payment due May 6, 2015. There are no work commitments on the La Joya East concessions. If the Company exercises its option to acquire the La Joya East concessions, the property will be subject to a 2% NSR royalty, and the Company would have the right to purchase one-half (50%) of the NSR royalty at a price to be agreed upon by paying a combination of cash and common shares in such ratio to be negotiated by the parties at the time. Of the total option payment, U.S.$750,000 is deemed to be an advance royalty payment made on account of the aforementioned NSR.

In January 2012, the Company announced an initial resource estimate for the La Joya Property, which was subsequently updated in January 2013. The Company released a preliminary economic assessment on the La Joya Property on December  23, 2013, which was amended on March 4, 2014. See “General Development of the Business – Most Recent Three-Year Operational History – La Joya Property”.

Other Mineral Properties

Except for the Company’s Ermitaño and Cumobabi properties, SilverCrest currently holds its other mineral properties, Cruz de Mayo, Silver Angel and El Zapote on care and maintenance.

Ermitaño and Cumobabi

The Ermitaño Property consists of two concessions (I and II) totalling 165 square km of contiguous mineral tenure located approximately 145 km from Hermosillo and contiguous with the Santa Elena Project in Sonora, Mexico. The Ermitaño Property is under option to the Company pursuant to an option granted by Evrim Resources Corp. (“Evrim”) on January 2014. Pursuant to the option agreement, the Company may earn a 100% interest in the Ermitaño Property by paying U.S.$75,000 upon signing (paid) and U.S.$50,000 each anniversary thereafter, completing a minimum of U.S.$500,000 in exploration expenditures in the first year, and delivering a production notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the production notice, the annual payments will cease and Evrim will retain a 2% NSR. There is also a third party 2% underlying NSR.

The Cumobabi Property is in the general vicinity of the Santa Elena Mine and adjacent to the Ermitaño property and consists of seven mineral concessions. In November, 2014, the Company signed a five year option agreement to acquire a 100% interest in the Cumobabi Property from Evrim. SilverCrest can earn a 100% interest in Cumobabi by paying U.S.$75,000 upon signing (paid) and U.S.$50,000 each anniversary thereafter, completing a minimum of US$500,000 in exploration expenditures by the second anniversary, and delivering a production notice within five years specifying mine and construction plans with accompanying permits. Upon vesting, SilverCrest will no longer be required to make the annual payments and Evrim will retain a 1.5% NSR. There is also a third party 2% underlying NSR.

The acquisition of Ermitaño and Cumobabi mineral concessions significantly consolidates SilverCrest's land position in nearby areas of the Santa Elena Mine, and the Company now controls over 300 square km of mineral rights, prospective for gold and silver resources. During the fiscal year 2014, SilverCrest started exploration drilling at the El Durazno Target located approximately eight km southeast of the Santa Elena Mine with the objective to initially drill test surface mineralization for potential open pit targets. El Durazno is the first of several targets identified by surface work to be drilled in the Ermitaño I & II and Cumobabi mineral concessions. In February 2015, SilverCrest announced the results of nine shallow drill holes (totalling an estimated 2,656 m) completed at the El Durazno Target within the Ermitaño I concession. The program resulted in the discovery of near surface gold and silver mineralization which SilverCrest believes confirms a potential low grade oxide open pit target. SilverCrest expects to carry out additional exploratory work in 2015 at El Durazno and will concurrently advance the exploration program in nearby target areas within the Ermitaño and Cumobabi concessions.

3.2	Most Recent Three-Year Operational History

Santa Elena Project

2012

The year 2012 marked the first full year of commercial production at the Santa Elena Mine, with 579,609 ounces of silver and 33,004 ounces of gold produced during the year.

In 2012, revenues reported from the Santa Elena Mine amounted to U.S.$70,520,085. Costs of sales for the year amounted to U.S.$18,307,681. Cash cost per silver equivalent ounce sold amounted to U.S.7.39 with a Au:Ag ratio of 54.3:1. After deducting depreciation, depletion and amortization totalling U.S.$5,931,042, mine operating earnings for the year were U.S.$46,281,362. After deductions for loss on derivative instruments of $3,839,146, general and administrative expenses and other items of U.S.$6,549,472, and taxes of U.S.$5,417,000, net earnings for the 2012 year were U.S.$30,475,744 or U.S.$0.33 per share (basic).

In May 2012, the Company commenced a proposed 114 hole (39,000 m) drill program to re-categorize Indicated and Inferred Mineral Resources to Probable Reserves and expand the underground resources. The program was extremely successful with a number of holes having identified multiple bonanza grade intercepts (greater than 34 gpt Au or 1,000 gpt Ag) and two new high grade gold and silver zones (“El Cholugo and El Cholugo Dos”) that lie below and are sub-parallel to the Main Mineralized Zone (“MMZ”) currently being mined.

All holes included in this program supported the resource and reserve confirmation and reclassification included in the pre-feasibility study on the Expansion Project (the “Expansion Project Pre-Feasibility Study”) announced in 2013.

Work on the underground decline development of the main ramp commenced in January 2012 and progressed to approximately 1,050 m in length by the end of 2012. The proposed 4.5 x 4.0 m production decline ramp is to provide access to underground resources, with anticipated initial production starting in the second half of 2014.

An expansion of the existing leach pad was completed in September 2012. This pad expansion provided a further two years of capacity for open pit heap leach material. Use of the leach pads was to be discontinued once the new processing plant became operational. All long lead time equipment for the new processing plant was secured by the end of 2012.

2013

The year 2013 marked the second full year of commercial production at the Santa Elena Mine, with 779,026 ounces of silver and 31,099 ounces of gold produced during the year.

In 2013, revenues reported from the Santa Elena Mine amounted to U.S.$54,893,651. Costs of sales for the year amounted to U.S.$19,895,374. Cash cost per silver equivalent ounce sold amounted to U.S.$7.78 with an Au:Ag ratio of 60.5:1. After deducting depreciation, depletion and amortization totalling U.S.$6,134,532, mine operating earnings for the year were U.S.$28,863,745. After deductions for general and administrative expenses and other items of U.S.$7,516,482 and taxes of U.S.$12,868,000, net earnings for the 2013 year were U.S.$8,479,263 or U.S.$0.08 per share (basic).

In 2013, the company completed a 1,590 metre underground infill drill program (22 core holes) to assist with detailed design of initial production stopes.

On July 6, 2013, the Company successfully negotiated with the surface rights owners amendments to the Land Occupation Agreement at Santa Elena. These amendments have been approved by the Company and surface rights owners and were ratified by the Agrarian Tribunal. The term of the agreement was extended for a further 20 years.

On July 25, 2013, the Company released the Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update NI 43-101 Technical Report, dated effective April 30, 2013 (which was amended March 4, 2014) (the “Santa Elena Expansion Pre-Feasibility Study”), which involves combined processing of ore from the remaining resources and reserves in the open pit, new reserves from underground development, and reprocessing of spent ore from the existing heap leach pad in a new mill and processing plant. The Santa Elena Expansion Pre-Feasibility Study also contained updated reserve and resource estimations for the Santa Elena Mine.

In September 2013, the Company announced the results of the remaining 47 holes of the 181 core and RVC hole drilling program at Santa Elena. One hundred thirty four holes were utilized in the Santa Elena Expansion Pre-Feasibility Study. The results show further expansion of the Santa Elena deposit which is still open latterly and to depth. Several of the 47 reported holes identified additional high grade intercepts, expanded the recently discovered El Cholugo and El Cholugo Dos Zones and discovered a new zone called “Tortuga”. Tortuga is northwest trending, and is exposed in the north wall of the pit, making this discovery easily accessible from the open pit and planned underground development of the Main Mineralized Trend. Further work is planned at Tortuga for resources estimation.

2014

The year 2014 marked the third full year of commercial production at the Santa Elena Mine, with 1,157,021 ounces of silver and 27,609 ounces of gold produced during the year. During 2014, the Santa Elena Mine successfully transitioned from an open pit heap leach operation to an underground mining and milling operation.

In 2014, revenues reported from Santa Elena Mine amounted to U.S.$45,132,599. Cost of sales for the year amounted to U.S.$23,596,973. Cash operating cost per silver equivalent ounce sold amounted to U.S.$9.64 with an Au:Ag ratio 60.0:1. After deducting depreciation, depletion and amortization totalling U.S.$8,167,486, mine operating earnings for the year were U.S.$13,368,140. After deductions for general and administrative expenses of U.S.$6,504,047, share-based compensation of U.S.$2,262,705, impairment charges of $4,956,418, other items of U.S.$385,142 and taxes of U.S.$776,000, net loss and comprehensive loss for the 2014 year was U.S.$1,515,975 or U.S.$0.01 loss per share (basic and diluted).

The new 3,000 tpd mill and CCD/MC processing facilities were commissioned in August of 2014 and generated 526,525 tonnes of mill throughput in approximately seven months of production, including pre-commissioning milling. In addition to production from the mill, an estimated 213,017 tonnes were placed on the leach pad during the first half of 2014. 2014 mill metal recoveries were 62.4% silver and 89.3% gold, or slightly below design criteria of 67.5% silver and 92% gold. Mill recoveries continue to be optimized (grinding size and cyanide rates) with 2015 targets of 70% silver and 92% gold.

In July 2014, the Company completed 25 closely-spaced underground infill drill holes, totalling 2,856 m to better define reserves and verify widths and grades for planned production stopes. The results of all holes are part of the resource update incorporated into the technical report prepared in compliance with NI 43-101, titled “Update to Santa Elena Pre-Feasibility Study, Sonora Mexico” (the “UPFS”). This underground drill program was successful in confirming previous resource model expectations with delineation of high grade zones in the initial stopes This detailed in-fill information continues to improve the resource model and enhances tonnage and grade projections for production planning and budgeting. On October 1, 2014, Santa Elena’s underground mine successfully achieved commercial production.

La Joya Property

2012

In early 2012, the Company announced an initial resource estimate for the La Joya Property, and filed an independent NI 43-101 technical report disclosing the La Joya Property resource estimates.

The initial resource estimates at La Joya were considered by the Company to cover only a portion of the overall potential within the Phase I area and the Trend. The Trend, which includes the Phase I and Phase II drilling areas, has an overall length of 2.5 km and a minimum width of 700 m.

In 2012, the Company continued to validate the results of 56 historic core holes drilled on the La Joya Property between 1979 and 2003 by previous operators. The historic holes included 37 holes on the MMT, 6 holes on the adjacent Coloradito target and 4 and 1 on each of the Santo Nino and Esperanza targets, respectively, and 8 holes outside of the target areas.

During the year ended December 31, 2012, the Company incurred U.S.$110,000 in acquisition costs and U.S.$5,471,670 in deferred exploration costs on the La Joya Property. Most of the expenses incurred on this property during the year consisted of exploration and general (U.S.$1,079,953), drilling (U.S.$3,133,341), assays (U.S.$490,080) and technical services and consulting (U.S.$444,529).

2013

In January 2013, the Company announced an updated Inferred Mineral Resource estimation for the La Joya Property. The updated La Joya resource model separates the deposit into two broad categories based on their predominant mineralogy. The first category is comprised of silver, gold and copper mineralization (the “Ag Cu Rich Zone”), with lesser amounts of tungsten, molybdenum, lead and zinc. The second category is predominantly tungsten and molybdenum mineralization (the “Contact Zone”) with lesser amounts of Ag, Cu, Au, Pb, and Zn. The AgCu Rich Zone lies spacially above the Contact Zone and generally follows the contours of the underlying intrusive, which outcrops in several areas.

The Company believed that a certain portion of the deposit could be a priority area to be examined as a potential “Starter Pit” for initial conceptual operations. In February 2013, the Company engaged EBA Engineering Consultants Ltd of Vancouver, BC (“EBA”, a Tetra Tech, Inc. subsidiary) to prepare a preliminary economic assessment to evaluate this.

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry), which may add secondary value as a result of increased metal content.

On December 23, 2013, the Company released the preliminary economic assessment study for the La Joya Property dated effective October 21, 2013, as amended March 4, 2014 (the “La Joya Preliminary Economic Assessment”)

The La Joya Preliminary Economic Assessment focuses on the first stage of La Joya development (“Starter Pit”) as a low strip ratio open pit with an initial nine year life of mine plan (“LOMP”) using the 60g/t AgEq cut off inferred resource for Manto and Structure Zones representing mineralized zones near surface. The preliminary economic assessment open pit and economic analysis excludes the Contact Zone, Santo Nino and Cerro Coloradito resources. The Contact Zone resources, not incorporated in the La Joya Preliminary Economic Assessment, contain consistent Tungsten mineralization, which is currently the subject of additional studies aimed at definition of preliminary economic parameters to be integrated in future assessments of the La Joya Property.

The foregoing approach, with lower initial capital costs, provides attractive economic returns using conservative metal price estimates. The conceptual open pit operation would be in conjunction with a 5,000 tpd conventional mill and flotation/leaching plant to produce a high grade silver-copper concentrate with gold credits. The Starter Pit will have a conceptual average annual production of 3.9 million AgEq ounces per year and approximately 5 million ounces AgEq per year for each of the first 4 years of operation. An expansion of the Starter Pit to include additional resources within a larger pit would then be contemplated.

During the year ended December 31, 2013, the Company incurred U.S.$2,670,000 in acquisition costs and U.S.$1,712,226 in deferred exploration costs on the La Joya Property. Most of the expenses incurred on this property during the year consisted of exploration and general (U.S.$844,957), drilling (U.S.$114,583), assays (U.S.$87,357) and technical services and consulting (U.S.$665,329).

2014

During fiscal 2014, the Company paid acquisition costs of U.S.$587,500 and incurred U.S.$1,337,952 in deferred exploration costs. Most of the expenses incurred at La Joya during fiscal 2014 were to complete the 17 hole in-fill drilling program (2,698 m) which commenced at the end of 2013. The Company intends to use the information towards an updated resource model and conduct ongoing low cost desktop Pre-Feasibility work on the property during 2015.

Financing

Sandstorm Gold Purchase Agreement

In May 2009, the Company entered into a definitive gold purchase agreement dated as of May 14, 2009 (the “Gold Purchase Agreement”) with Nusantara, Sandstorm Resources Ltd. (“Sandstorm”), Sandstorm Resources (Barbados) Ltd. (“Sandstorm Barbados”), pursuant to which Sandstorm Barbados agreed to purchase an amount equal to 20% of the payable gold produced (the “Payable Gold”) over the life of mine of the Santa Elena Project for an upfront deposit of U.S.$12 million in cash (the “Upfront Deposit”) and 3,500,000 common shares of Sandstorm, plus ongoing per ounce payments equal to the lesser of (a) U.S.$350 (subject to an increase equal to 1% per annum commencing on the third anniversary of the date that the Santa Elena Project begins commercial production), and (b) the then prevailing market price per ounce of gold. The Upfront Deposit was used by the Company to finance a portion of the costs of construction and development of the Santa Elena Mine.

On February 25, 2014 pursuant to the Gold Purchase Agreement, the Company received notice of Sandstorm’s election to participate in the Underground Mine Option at the Santa Elena Mine. As consideration for participation, Sandstorm made a U.S.$10 million payment to the Company on March 10, 2014, representing approximately 20% of the capital expenditures incurred relating to the gold stream produced from the underground mine. Sandstorm will continue to make ongoing per ounce payments of U.S.$350 (subject to an increase equal to 1% per annum commencing on the third anniversary of the date that the Santa Elena Project begins commercial production) until 50,000 ounces of gold have been delivered to Sandstorm, at which time the per ounce payments will increase to U.S.$450, subject to an increase of 1% per annum commencing on the third anniversary from the date of commercial production occurring at the underground mine.

The Company has granted to Sandstorm Barbados a subordinated security interest over all of its interests in, and assets in respect of, the Santa Elena Project in order to secure the obligations of the Company under the Gold Purchase Agreement.

Financing Facilities

In July 2013, the Company entered into a three year U.S.$40 million secured corporate credit facility (the “Credit Facility”) with the Bank of Nova Scotia (“Scotiabank”). The credit limit available under the Facility is reduced by U.S.$10 million on each of July 11, 2014, and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement. The Credit Facility is to be used for general corporate purposes and to complete the Santa Elena Mine expansion program which will release operational cash flow for other corporate purposes. The Credit Facility is principally secured by a pledge of the Company's equity interests in its material subsidiaries, including Nusantara and SilverCrest de Mexico S.A. de C.V., and their assets. Depending on the Company's total indebtedness to EBITDA ratio, the interest rate margin on the Credit Facility will, at the Company's election, range from certain percentages over LIBOR, or over Scotiabank's Base Rate in Canada. The availability of the Credit Facility is subject to customary conditions precedent and qualitative and quantitative covenants. SilverCrest drew down U.S.$15 million from the Credit Facility in February 2014 to fund Santa Elena expansion expenditures.

Equity Financings

In October 2012, the Company completed a public offering of 13,529,750 common shares of the Company at a price of $2.55 per share for gross proceeds of $34,500,863, with Dundee Securities Ltd., Canaccord Genuity Corp. and ROTH Capital Partners, LLC acting as underwriters. The underwriters received a cash commission of $1,897,547. The net proceeds were used to pay out and eliminate the remainder of the Company’s commitments under the Hedging Facility (which was paid out and settled in November 2012) and for general corporate purposes.

During the 2012 financial year, 5,052,200 previously outstanding warrants of the Company were exercised for aggregate cash proceeds to the Company of U.S.$4,595,047 and 176,000 previously granted stock options were exercised for aggregate cash proceeds to the Company of U.S.$258,132.

During the 2013 financial year, 510,300 previously outstanding warrants of the Company were exercised for cash proceeds to the Company of $805,469, and 1,900,000 previously granted stock options were exercised for cash proceeds to the Company of $2,178,631.

On March 13, 2014, the Company completed a public offering of 8,855,000 common shares of the Company at a price of $2.60 per share for gross proceeds of $23,023,000 (the “2014 Public Offering”), with Dundee Securities Ltd., as lead underwriter, and National Bank Financial Inc., Raymond James Ltd. and PI Financial Corp., acting as underwriters. The underwriters received a cash commission of $1,266,265. The net proceeds of the 2014 Public Offering was to be used for working capital and general corporate purposes.

During the 2014 financial year, 980,000 previously granted stock options of the Company were exercised for cash proceeds to the Company of $566,750.

3.3	Significant Acquisitions

There were no significant acquisitions completed by the Company during the year ended December 31, 2014.

4.	DESCRIPTION OF BUSINESS

4.1	General

The Business of the Company

The Company is a Canadian precious metals producer with a significant silver and gold asset base in Mexico. The Company’s flagship property is the 100% owned Santa Elena Mine, a high-grade, epithermal silver and gold deposit. Refined silver and gold metal produced by the Company at its Santa Elena Mine in Mexico are sold to a limited number of international financial institutions specializing in the precious metals market. For a summary of Santa Elena Mine’s recent metal production and financial results, see “General Development of the Business – Most Recent Three-Year Operational History – Santa Elena Project”.

The Company’s ongoing initiative is to increase its production and asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver mines in Mexico.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration, development, construction, production and accounting. The Company has a number of executive officers and employees with extensive experience in mining, geology, exploration and development in Mexico and other parts of North, Central and South America and generally, as well as executive officers and employees with relevant accounting experience.

Competitive Conditions

The Company competes with major mining companies and other smaller natural resource companies in the acquisition, exploration, financing and development of new properties and projects in Central America. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See “Risk Factors – Competitive Conditions”.

Environmental Protection

The Company’s operations are presently primarily focussed in Mexico, and are subject to national and local laws and regulation in respect of the construction, operating standards for the mine and, once mine closure occurs, the eventual abandonment and restoration costs for the site.

Each operation is subject to an asset retirement obligation review at year end, which assesses the abandonment and restoration cost for the operation at that point in time, and any changes are reflected in the balance sheet and could flow through the earnings statement.

The Company’s asset retirement obligations relate to the operation of the Santa Elena project and exploration of La Joya property. The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations, as at December 31, 2014, is estimated to be U.S.$5,579,309. The ultimate amount of the asset retirement obligation is uncertain. The fair value estimate of the Company’s obligations to undertake site reclamation and remediation is based on information currently available.

The fair value of the estimated future expenditures as at December 31, 2014, has been estimated to be U.S.$4,026,507. In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4.1%, a discount rate of 10.0%, and a remaining projected mine life of 7 years. In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact. See “Risk Factors – Government Regulations” and “Risk Factors – Environmental Factors”.

Foreign Operations

The Company’s activities are currently focused on the Santa Elena Project located in Sonora, Mexico, which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. Operating in Mexico, a developing economy, has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2014, the Company and its subsidiaries had an aggregate of approximately 323 full-time employees. All management functions of the Company are performed by the executive officers of the Company, either directly or through their consulting companies.

Corporate Social Responsibility and Health, Safety & Environment Policies

The Company’s corporate performance is based on integrity, openness and respect for employees, the communities in the areas of its operations and supporting institutions.  The Company’s goal is to establish constructive relationships based on open dialogue with communities situated in its area of operations from the early stages of a project, with continuing communication as a project advances.  During fiscal 2013 and 2014, the Company conducted an extensive stakeholder engagement process and regional socio-economic study at both its mining operation and exploration sites. The focus of the Company’s Social Investment in fiscal 2014 was a Rural Development project aimed at supporting agriculture and other local livelihoods.

In fiscal 2014, the Company implemented a policy framework within its Code of Conduct customized to the reality of its operations, to ensure that its activities follow best practice in Environment, Social and Governance, with the long term goal of ensuring positive relations with stakeholders and the sustainability of its operations.  In addition, the Company has set up a Grievance Mechanism and Questions Line, a confidential communication channel for employees and other stakeholders to report violations of the Code of Conduct, bring issues to the attention of the Company, and ask questions privately.  This enables the Company to effectively mitigate risk by addressing issues early and be proactive in reaching solutions.

4.2	Risk Factors

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Precious and Base Metal Price Fluctuations

The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company’s business.

Mining Capital and Operation Costs

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical and feasibility reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be substantially higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return from the Company’s mineral properties as set forth in the applicable report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources

The Santa Elena Mine is the Company’s only current source of production. The current life-of-mine plan provides for a defined production life for mining at the Santa Elena Mine. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at the Santa Elena Mine or the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all, that the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as diesel, cyanide and other reagents fluctuate, affecting the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company’s operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities it uses in its business.

Foreign Exchange Rate Fluctuations

Operations in Canada and Mexico are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issues which are priced in Canadian dollars, debt issuances which are priced in U.S. dollars, cash flow from operations is received in U.S. dollars and the majority of the exploration costs of the Company are denominated in United States dollars or Mexican Pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Exploration and Development

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of another commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Santa Elena Project, the other properties of of the Company do not have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Anti-takeover provisions

Some of the provisions in our constating documents could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our notice of articles and our articles unless at least two-thirds of the shares entitled to vote approve the amendment;
•	our board of directors can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the board determines; and
•	shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our common shares, being lower than it would be without these provisions.

Foreign Operations

The Company’s operations are currently conducted through subsidiaries principally in Mexico, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Surface Rights

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. SilverCrest’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Contractual interests in the properties

The Company is a party to agreements pursuant to which it may earn interests in certain properties. Title to such properties may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Government Regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial, and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business; however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and Renewing Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain of the claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of Funding

The mineral concessions in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain funding through cash flow from operations, joint venturing of projects, debt financing or equity financing or other means. Failure to obtain adequate funding on a timely basis could cause the Company to forfeit certain of its interests in mineral properties or reduce its operations.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. Failure of the Company to attract, hire and retain qualified personnel and the departure of any of its key executives could impair the efficiency of its operations and could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Mexican Foreign Investment and Income Tax Laws

On October 31, 2013, the Mexican Tax Reform package was approved by the Mexican Congress and it came into effect on January 1, 2014. This law applies on a prospective basis and is expected to affect the future earnings of the Company’s operations in Mexico. The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $5.8 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the Santa Elena Mine and its related assets are depleted or depreciated.

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements and the obligation to compensate employees with appropriate profit-sharing in Mexico. While the Company believes it is probable that these amended labour laws will not result in any material obligation or additional profit-sharing entitlements for its Mexican employees, there can be no assurance that this will continue to be the case.

The Company relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of tax, labour and other matters in Mexico. Any developments or changes in such legal, regulatory or governmental requirements as described above or otherwise are beyond the control of the Company and may adversely affect its business.

Substantial Volatility of Share Price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration and mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

Potential dilution of present and prospective shareholdings

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or securities convertible into common shares. The Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends

No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

4.3	Mineral Projects

The Company currently has active mineral property interests in Mexico. The Company considers the Santa Elena Project and the La Joya Property to be the properties material to it within the meaning of NI 43-101.

4.3.1	Santa Elena Project – Sonora, Mexico

Certain information regarding the Santa Elena Project is extracted from the summary section of the Update to Santa Elena Pre-Feasibility Study, dated effective December 31, 2014, and prepared for the Company by N. Eric Fier, C.P.G., P.Eng., Chief Operating Officer of the Company. The Update to Santa Elena Pre-Feasibility Study is incorporated in its entirety into this Annual Information Form by reference.

The following summary does not purport to be a complete summary of the Santa Elena Mine and is subject to all the assumptions, qualifications and procedures set out in the Update to Santa Elena Pre-Feasibility Study and is qualified in its entirety with reference to the full text of the Update to Santa Elena Pre-Feasibility Study. Readers should read this summary in conjunction with the Update to Santa Elena Pre-Feasibility Study which is available for review on SEDAR (www.sedar.com) under the Company’s profile and on the Company’s website (www.silvercrestmines.com).

Introduction

SilverCrest Mines Inc. (SilverCrest, SVL) of Vancouver, British Columbia, Canada has prepared this Update to Pre-Feasibility Study for the Santa Elena Mine, located in central Sonora, Mexico. The Technical Report prepared is in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) titled, “Update to Santa Elena Pre-Feasibility Study, Sonora Mexico” (the “UPFS”), for its operating Santa Elena mine. The UPFS updates the Santa Elena Pre-Feasibility Study and Open Pit Resource Update dated effective April 30, 2013, as amended March 4, 2014 (the “2013 PFS”). Summaries of the revised Reserves and Resources, Life of Mine Plan (“LOMP or LOM”), operating costs, sustaining capital costs and project economics are presented in tables below. All dollar amounts are expressed in U.S. dollars unless otherwise specified. The effective date of this Technical Report is December 31, 2014. Refer to the “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” with effective date of April 30, 2013, and amended date of March 4, 2014 for further information being referenced in this report.

Nusantara de Mexico S.A. de C.V., a 100% owned Mexican subsidiary and a legal operating entity of SilverCrest, holds the rights to the Santa Elena Mine and associated exploration concessions.

The Santa Elena Mine is currently producing gold and silver from a 3,000 tonne per day open pit, underground and reprocessing of heap leaching material using a new fully commissioned Merrill Crowe/CCD processing facility. The Santa Elena Project involves combined processing of ore from the remaining reserves in the open pit, updated reserves from underground development and reprocessing of spent ore from the existing heap leach pad. Commercial production for the 3,000 tonne per day mill and plant facility was declared in August 2014. Underground development has been ongoing since January 2013 with commercial production declared in October 2014. As of December 2014, the decline had been developed to the 575 metre elevation with development drifts on the 700, 675, 650, 625, 600, and 575 metre levels (elevations above sea level). Underground stope production in late 2014 consisting of long hole stoping of Stope #1 which is located between the 575 to 600 metre levels and preparation and of stope #2 and #3.

The purpose of this report is to document an Update to the 2013 Pre-Feasibility Study completed for the Santa Elena Project supported by updated Mineral Resource, Mineral Reserve Estimates, mine design, Life of Mine Plan (LOMP), sustaining capital and operating costs and economic analyses.

This report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101 and Form 43-101F1), and incorporates the Canadian Institute for Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM Definition Standards).

Santa Elena Update to Mineral Resources and Mineral Reserves

Update to Mineral Reserve and Resource (open pit, underground and leach pad) are shown in the table below. Only Indicated Resources were used to define Mineral Reserves in the UPFS mine plan, schedule and economic analyses. To summarize, Total Reserves are 7.45 million tonnes grading 1.23 gpt Au and 78.4 gpt Ag, containing 295 thousand ounces of gold and 18.76 million ounces of silver. This represents a 10% decrease in contained gold and 5% decrease in contained silver over previous Probable Reserves stated in the 2013 PFS Technical Report. Updated Indicated Resources (exclusive of Probable Reserves) are estimated at 1.1 million tonnes grading 1.39 gpt Au and 89.7 gpt Ag, containing 50 thousand ounces of gold and 3.2 million ounces of silver. This represents a 57% decrease in contained gold ounces and 59% decrease in contained silver ounces over previous Indicated Resources. Updated Inferred Resources are estimated at 0.56 million tonnes grading 1.69 gpt Au and 106.5 gpt Ag, containing 31 thousand ounces of gold and 1.9 million ounces of silver. This represents a 57% decrease in contained gold ounces and 74% decrease in contained silver ounces. The percentage differences in gold and silver from PFS (April 30, 2013) are based on:

•	A minimal of decrease of overall reserves from mining depletion even with base case metal price used for cut off analyses changed from $1,450 per ounce of gold to $1300 and $28 per ounce of silver to $19.50.

•	A decrease in open pit reserves due to depletion due to mining from April 30, 2013 to March 24, 2014.

•	An increase in leach pad reserves with continuation of open pit mining in 2013 and 2014 and partial leaching (300 day leach cycle) of ore.

•	Overall, increase in mine life after mining depletion.

•	Resources have been impacted by conversion to reserves, lower base case metal prices, update geological model incorporating infill drilling and changes in estimation supported by additional drilling completed in 2013 and 2014 and production data generated during the life of mine at the open pit operations.

Table 1.1: Update to Mineral Reserve and Resource Estimates (December 31, 2014)

 SANTA ELENA RESERVES (DECEMBER 31, 2014)

CLASSIFICATION	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ

SANTA ELENA UNDERGROUND DILUTED AND RECOVERABLE RESERVES*
PROBABLE	3,981,557	1.67	115.0	214,000	14,724,000

SANTA ELENA OPEN PIT RESERVES**
PROBABLE	121,706	2.75	117.0	11,000	458,000

SANTA ELENA LEACH PAD RESERVES***
PROBABLE	3,344,652	0.65	33.3	70,000	3,582,000

TOTAL SANTA ELENA RESERVES
PROBABLE	7,447,915	1.23	78.4	295,000	18,764,000

SANTA ELENA RESOURCES (DECEMBER 31, 2014) ****
INDICATED	1,117,032	1.39	89.7	50,000	3,220,000
INFERRED	564,073	1.69	106.5	31,000	1,932,000

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on LOMP metal price trends of US$19.50/oz silver, US$1,300/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag. All Mineral Resources and Reserves conform to NI 43-101 and CIM definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.

* Underground Probable Reserve is based on a cut-off grade of 2.49 gpt AuEq with an average est. 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 10 metres.

** Open Pit Reserve is based on a cut-off grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.

*** Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cut-off grade of 0.5 gpt AuEq. No capping was applied.

****Mineral Resources exclude Mineral Reserves and are based on a 1.5 gpt AuEq cut-off grade using assumptions for prices and recoveries as stated in note above. Capping was applied at 12 gpt Au and 700 gpt Ag.

Table 1.2: Previous Reserve and Resource Estimates (April 2013) for comparative purposes

Classification[1]	Tonnes	Au Gpt	Ag Gpt	Au Oz	Ag Oz

Santa Elena Underground Diluted and Recoverable Reserves[2]
Probable	3,920,510	1.57	108.1	198,170	13,624,640

Santa Elena Open Pit Reserves[3]
Probable	1,426,710	1.52	66.8	69,830	3,062,200

Santa Elena Leach Pad Reserves[4]
Probable	2,844,530	0.65	33.3	59,420	3,048,200
Total Reserves	8,191,760	1.24	74.9	327,430	19,735,050

Santa Elena Underground Resources[5]
Indicated	2,142,820	1.69	114.9	116,000	7,919,000
Inferred	1,489,750	1.50	155.6	72,000	7,453,000

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on 3 year historic metal price trends of US$28/oz silver, US$1450/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag with a metal ratio of Ag:Au at 70:1 used for grade cut-off determination .. All Mineral Resources and Reserves conform to NI 43-101 and CIM definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.

1 Open Pit and Leach Pad Probable Reserves were classified by SilverCrest. Underground Reserves and Resources were classified by EBA, a Tetra Tech Company.

2 Underground Probable Reserve is based on a cut-off grade of 1.47 gpt AuEq with an average 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 13.4 metres.

3 Open Pit Reserve is based on a cut-off grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.

4 Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cut-off grade of 0.5 gpt AuEq. No capping was applied.

5 Underground Resources are exclusive of Probable Reserves and based on 1 gpt AuEq grade shell, a cut-off grade of 1.4 gpt AuEq, and applied capping of 12 gpt Au and 600 gpt Ag.

The update to underground Reserves and Resources have been estimated by SilverCrest utilizing 2013 and 2014 drilling and production results along with previous independently-validated data (see 2013 PFS and previous NI 43-101 compliant Technical Reports on SEDAR at www.sedar.com). Drilling in 2013 and 2014 was focused on underground and surface in-fill drilling, conversion and expansion of underground Resources to Reserves with an average drill hole spacing of approximately 35 to 45 metres.

The update to open pit Reserves have been estimated by SilverCrest utilizing extensive production data (blastholes), exploration drilling data drilling data and a 3D computer modelling. All Indicated Resources in the currently operating open pit have been converted to Reserves.

The Leach Pad Reserves (spent ore) have been estimated by SilverCrest utilizing production data, crusher composite samples, drill data from verification holes on the pad, bottle roll tests to process design specifications and SilverCrest production leach curves. Spent ore material on the leach pad is currently being reprocessed through the new processing facility. No further leach pad material is anticipated to be loaded on the pad.

Drilling data used for Resource estimation from discovery of the deposit (2006) to December 2014 included 366 holes (88,881 metres). A total of 1,983 two metre composite samples were used as the basis for the block model, with 1,871 within the Main Mineralized Zones, 88 for El Cholugo, and 24 for Tortuga.

As of April 2011 before commencement of initial production at Santa Elena, the Reserve was stated as 5.1 million tonnes grading 1.72 gpt Au and 73.4 gpt Ag (refer to Technical Report dated April 1, 2011). As of April 2103, the Santa Elena open pit had a Reserve of 1.43 million tonnes grading 1.52 gpt Au and 66.8 gpt Ag (refer to 2013 PFS). In December 2014, the open pit Reserve was depleted by approximately 3.75 year of production and optimized with the remaining 4.79 million tonnes grading 1.81 gpt Au and 75.9 gpt Ag (reported in Technical Report dated April 1, 2011). By January 2012, the open pit was depleted from 2011 production and re-optimized with a resultant Reserve of 3.45 million tonnes grading 1.96 gpt Au and 87.3 gpt Ag showing lesser tonnes and higher grade. Re-optimization of the open pit between April 2011 and December 2014 has reclassified approximately 1.4 million tonnes of open pit Reserve to underground Resources which was converted mostly to the new underground Reserves. The main purpose for re-optimization was to avoid a higher open pit strip ratio at higher cost in future years in the mine life but still be able to mine the displaced Reserves from underground.

Extensive metallurgical test work including ongoing operations data show that all declared Reserves are amenable to conventional leaching by standard CCD milling with a Merrill Crowe recovery system for doré bar production. Estimated recovery grades are stated in Table 1.3 below, and in Section 1.5.

Reserve Criteria

The updated Santa Elena Mineral Reserves as stated above were completed using GEMS resource models for defining open pit, underground and leach pad Reserves along with criteria as presented in the following table.

Table 1.3: Santa Elena Reserve Estimation Criteria

Base Case Metal Prices[1]	All US$
Gold	$1,300.00
Silver	$19.50

Mining Method	Open Pit	U/G Long Hole	U/G Cut & Fill	Leach Pad
Process Method	CCD Mill	CCD Mill	CCD Mill	CCD Mill
Mining Cost/T ore	$9.9	$28.7 [2]	$50.0 [2]	$0.0 [3]
Processing Cost/T3	$24.5	$24.5	$24.5	$24.5
General & Administration[4]	$5.3	$5.3	$5.3	$5.3
Overall Metal Recoveries (Life of Pad)[5]
Gold	92%	92%	92%	92%
Silver	67.5%	67.5%	67.5%	67.5%
Ramp Width (metres)	10 to 15	4.5	4.5	NA
Average Dilution	5%	10%[2]	10%[2]	NA
Ave. Mining Recovery	95%	90%[2]	90%[2]	100%

1 Based on LOMP metal price trends

2 Underground mining costs, dilution and mine recovery are based on stope type, either long hole (89% of design stopes) or cut and fill (11% of designed stopes) mining method.

3 Processing includes leach pad costs, crushing, milling, site refining and dry stack tailings disposal.

4 Estimated based on current operations and may vary on an annual basis.

5 Recoveries for leach pad material are based on recent Company production leach cycles of 300 days for life of pad to assess together with data the available reserves. During the period from 2010 through 2014, an average recovery of 60% Au and 30% Ag was achieved. Recoveries reflect partial 300 day leach cycle with pad leaching discontinued prematurely in Q2 2014. Leach pad CCD mill recoveries are based on in-situ remaining ounces on the pad.

* For economic analyses, the gold prices range is defined as $1250 (2015), $1275(2016) and $1300 for remaining years for LOMP. For silver prices, the range is defined as $18 (2015), $19(2016), $20 (2017) and $21 for remaining years for LOMP.

Ore development costs are estimated at $36/t and represent approximately 6% of total underground ore planned to be mined during LOMP.

Mining Methods

The Santa Elena ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction. These mining methods are categorized in Table 1.4 below:

Table 1.4: Mining Method Selection Criteria

Orebody Geometry	Mining Method
Dip > 55 degrees, Thickness > 5m	Longitudinal Long hole Stoping
Dip < 55 Degrees, > 5m	Mechanized Cut and Fill

In general, conventional mechanised mining methods have been selected. The basis of the development of the mining methods and consequent equipment selection has been that SilverCrest will undertake production drilling, blasting and loading using a contractor for the waste rock and ore haulage to surface. Initially a contractor will be retained to carry out mine development, with jumbo drill rigs purchased later in the mining life, after which development will be done in house. Approximately 81% of stoping will be by long hole method and 11% by cut and fill methods. Most long hole stopes are produced early in the mine schedule. Average stope width is 10.0 metres.

Conventional open pit mining will continue using a contractor until the second quarter of 2015 when open pit reserves are depleted. Mining of the heap leach spent ore (“pad ore”) will be completed by loader and conveyor to transport material to the plant until 2021.

Mining Schedule

The mining schedule estimates the tonnages to be mined from the underground, open pit and the existing heap leach facility to feed the process plant at a nominal rate of 3,000 tpd. Table 1.5 shows the combined schedule for the Santa Elena Project. The schedule is based on optimizing higher grade long hole stopes first, with more costly cut and fill mining left for later in the mine life.

Table 1.5: Summary of Mining Schedule

Aspect of operations	2015	2016	2017	2018	2019	2020	2021	2022	Total Life of Mine
Total Tonnes Underground	462,200	543,000	521,100	535,400	493,700	497,600	434,300	494,300	3,981,600
Total Tonnes Leach Pad	502,300	543,200	565,100	550,800	592,500	588,600	2,200	-	3,344,700
Total Tonnes Open pit	121,700	-	-	-	-	-	-	-	121,700
Total Tonnes Processed	1,086,200	1,086,200	1,086,200	1,086,200	1,086,200	1,086,200	436,500	494,300	7,448,000
Total Gold Ounces Sold	45,000	45,500	37,200	35,800	29,400	38,300	23,500	16,100	270,700
Total Silver Ounces Sold	2,048,400	2,111,400	1,750,000	1,888,800	1,487,200	1,492,100	953,500	914,700	12,646,200

Note: all numbers rounded

Underground Production

For the purpose of this PFS, an underground mining schedule has been developed for the stopes in the reserve model and for development required to access the stopes throughout the life of mine. The mining schedule results in grade and tonnage performance as shown in Figure 1.1. Peak production is reached in year 6. A 50/50% mix (underground to pad ore) is assumed for the first 6 years in the schedule.

Figure 1.1: Summary of annual tonnes and grade for the life of mine

Recovery Methods

The ore from both underground and open pit resources will be processed by conventional milling and cyanide leaching technology. In addition partially leached material from the existing heap leach operations will be blended with open pit and underground ore at a variable rate and reprocessed through the same plant.

Santa Elena ore (Open Pit, Underground and Leach Pad) contains an estimated grade of 1.23 g/t Au and 78.4 g/t Ag and after crushing and grinding can be leached in cyanide to yield approximately 92% Au recovery and 67.5% Ag recovery. Because of the relatively high level of silver in the ore (and hence solutions) there are advantages and benefits to using traditional CCD and Merrill-Crowe for metal recovery rather than CIL/CIP. The partially leached heap ore yielded recoveries of approximately 60% Au and 29% Ag when crushed to 10 mm and processed on the heap leach (partial leach cycle to Q2 2014). On re-leaching after grinding in the new plant, the balance of the metals are recovered to the level expected from new ore from open pit and underground indicates as 92% for gold and 67.5% for Ag.

The process plant has been designed to treat a nominal 3000 tonne per day (tpd) of ore, a mixture of freshly mined material and partially leached heap leach residue. The plant has been designed to treat any proportion of these two types of feed.

Project Infrastructure

Initially, the Santa Elena open pit heap leach mine was constructed in late 2009 and 2010, and was operational from 2010 to 2014. During 2013 and 2014 the open pit heap leach was transitioned into an underground, milling, and CCD/Merrill Crowe 3,000 tpd processing facility. As of December 31, 2014, all transition projects have been fully constructed, commissioned and commercial production announced. There are a number of facilities currently in use at the Santa Elena site.

Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds. The material on the existing heap leach facility will be removed, adding additional space on the facility for rehandling of the tailings prior to transport by truck to the waste dump as dry stack tailings. With the removal of pad ore material, areas will be open for additional pad loading in the future. The additional commissioned facilities as part of the UPFS include:

1.	A new CCD – MC processing facility.

2.	Upgrade of surface power generation facility.

3.	Construction of the underground decline and development (ongoing).

4.	A ventilation shaft with ventilation fans (shaft completed from 625m level to surface, fans installed in H1 2015).

5.	A fresh air raise which will act as an escape way.

6.	Underground water recirculation facilities.

7.	Underground electrical distribution system.

8.	Underground maintenance facilities (ongoing).

9.	Dry stack tailings disposal facility (incorporated onto existing waste rock dump -.

10.	Additional surface facilities such as mine dry and maintenance shops for the underground mine.

11.	New warehouse for storage and inventory.

12.	Expansion of onsite laboratory (ongoing).

13.	Upgrade to electronic security system including CCTV.

14.	Expansion of exploration core storage facility (ongoing).

The Santa Elena Mine is located in the foothills of a north-south trending mountain range. Foothills area provides ample space to all required facilities and potential for future expansion.

Capital and Operating Costs

SilverCrest has estimated total sustaining capital costs during the LOM of $31 million dollars including contingency, which includes $4.8 million budgeted for surface and underground drilling. SilverCrest has estimated total operating costs ranging between $43 and $60 per tonne of ore processed, depending on mining method. The majority of the revised Reserve in this UPFS has assumed an approximate 50% underground ore to 50% pad ore blend. An average operating cost based on this assumption is $46.85 per tonne of ore including sustaining capital.

Table 1.6: Capital Cost Summary

Sustaining capital cost table including exploration drilling expense
Site infrastructure	$2,066,200
Mill sustaining capital	$1,785,000
Underground waste development expenses	$16,086,600
Underground equipment and infrastructure	$6,236,300
Underground and 2015 surface drilling	$4,783,300
Total capital costs	$30,957,400

Operating costs for the Santa Elena Project have been estimated for the underground mining, processing costs and general and administrative costs as summarised in Table 1.7. SilverCrest has estimated the LOMP operating costs at an average of $46.85 per tonne of ore processed.

Table 1.7: Operating Costs

Mining Method	Open Pit	Underground Long Hole Average	Underground Cut & Fill Average	Leach Pad Reprocess
Process Method	CCD Mill	CCD Mill	CCD Mill	CCD Mill
Mining Cost/T ore[1]	$9.90	$28.71	$50.00	$0.002
Processing Cost/T3	$24.49	$24.49	$24.49	$24.49
General & Administration/T4	$5.41	$5.41	$5.41	$5.41

1 Long hole stopes are 89% of designed stopes by volume and cut & fill stopes are 11% of designed stopes by reserve volume. Excludes ore development costs. It includes adjustment for exchange ratio impact in the mining costs.

2 Mining cost of spent ore on leach pad is covered under processing costs.

3 Processing includes crushing, milling, site refining and dry stack tailings disposal.

4 Estimated based on current operations and may vary on an annual basis. A 4% annual inflation rate has been applied to general and administrative costs.

Economic Analyses

SilverCrest prepared an economic evaluation of the Santa Elena Project based on a pre-tax economic model and a post-tax model. For the economic analyses long-term consensus metal prices and exchange rate (as of December 31, 2014) used in the base case were as follows:

•	Price of gold – range defined as $1,250 (2015), $1,275 (2016) and $1,300 for remaining years for LOMP;

•	Price of silver - range defined as $18 (2015), $19 (2016), $20 (2017) and $21 for remaining years for LOMP;

•	Closure costs of $6 million; and

•	Sandstorm receives 54,133 ounces of gold and pays SilverCrest an average price of $412/oz.

The pre-tax economic model was established on a 100% equity basis, excluding debt financing and loan interest charges. The economic results of the base case and the two alternative cases are presented in Table 1.8.

Table 1.8: Base Case Economic Analyses Results

Aspects of Santa Elena UPFS Economic Analyses (Base Case)
Production
Gold Ounces Sold - post refiner credit[1]	270,700
Silver Ounces Sold - post refiner credit	12,646,200
Revenue	$(000)
Gross Sales[2]	$554,530
Operating Expenses[3]
Total Operating Costs[4]	$348,900
Freight & Refining	$5,750
Closure Costs	$6,000
Sustaining Capital Expenses
Underground & Surface Drilling [5]	$4,780
Sustaining Capital Costs[6]	$26,170
Pre-Tax Undiscounted Cash Flow
Total Cash Flow	$162,930
Pre-Tax Economic Results
Pre-Tax NPV, DCF @ 5%	$143,840
Post-Tax Economic Results
Post-Tax NPV, DCF @ 5%	$119,170

Note: All numbers rounded.

1 Sandstorm to be delivered an estimated 54,000 ounce of gold over remaining LOMP.

2 The financial model adopted a range of realized spot prices from 2015 to 2022. Gold prices ranged from $1,250 to $1,300 per ounce and silver prices ranged from $18 to $21 per ounce.

3 Excludes 0.5% governmental environmental fee of an estimated $3 million.

4 Approximate operating cost per AgEq ounce sold varies between $9 and $16 over the life of mine

5 All LOMP underground drilling costs and only 2015 surface program costs included.

6 Excludes sunk costs, up to December 31, 2014.

Metal price sensitivities were completed including spot price as $1,193/oz Au and $16.16/oz Ag (representing spot price at the middle of December, 2014) which showed a pre-tax NPV (DCF @ 5%) of $84.3 million.

Table 1.9: Comparison between the Base Case and
the Spot Price for the Pre-Tax Economic Results

Item	Base Case	Spot Price
Gold Price (US$/oz.)	Range of Prices/yr	$1,193
Silver price (US$/oz.)	Range of Prices /yr	$16.16
Pre-Tax DCF NPV @ 5.0% in millions	$144	$84
Post-Tax DCF NPV @ 5.0% in millions*	$119	$76

* Post tax results have been included in section 22 for a 30% tax rate, Mexico Mining royalty and Environmental fee.

The economic analyses considers SilverCrest delivering 54,133 ounces of gold to Sandstorm Gold Ltd. (“Sandstorm”) at an average price of $412 per ounce ($350 to $450 per ounce with annual 1% inflationary increases) under the Sandstorm Purchase Agreement executed on May 14, 2009. The Purchase Agreement includes an option for Sandstorm to participate in the Santa Elena underground mine, which Sandstorm had elected to exercise in February 2014. The Purchase Agreement only applies to the original Santa Elena concessions and excludes recent regional acquisitions.

Update to Pre-Feasibility Recommendations

Further optimization of the mine schedule is warranted to investigate continued grade optimization versus stoping costs (long hole or cut and fill), potential to expand and accelerate increased underground production with a second ramp and expand resources with subsequent reserves. Further underground geotechnical studies are required to better optimize development and stoping and to ensure a safe working environment. Mineralization at Santa Elena is open in most directions with excellent potential to further increase resources and reserves for increased production and mine life. Further infill and expansion drilling is recommended. El Cholugo zone located immediately adjacent to the Main Mineralized Zone or MMZ is a priority target in 2015 for potential resource and reserve expansion. Silver recoveries in the new plant facility need further metallurgical work to potentially increase recovery rates. Recommended budget for further work is estimated at $5 million to be spent over several years.

SilverCrest has estimated the costs for completion of the above recommended studies as summarised in the table 1.10 below:

Table 1.10: Breakdown of future costs related to recommendations

Recommendation	Future work	Estimated cost
Geology and Underground Resources	An infill drilling program consisting of roughly 20,000m of drilling	$4.70 million
Geotechnical Recommendations	Geotechnical design study for underground	$200,000
Metallurgical Test work	Grinding, CN rates, oxidation, PbNO3, retention timing for better silver recoveries	$100,000
Total future costs related to recommendations		$5 million

4.3.2	La Joya Property – Durango, Mexico

The following information pertaining to the La Joya Property is extracted from the summary section of the La Joya Preliminary Economic Assessment dated effective October 21, 2013, as amended March 4, 2014, and prepared for the Company by Sabry Abdel-Hafez, P.Eng., Mark Horan, P. Eng., James Barr, P.Geo., Hassan Ghaffari, P. Eng., Ting Lu, P.Eng., Carlos Chaparro, P.Eng., Scott Martin, P.Eng., Nick Michael, MBA, and Graham Wilkins, P.Eng., each of whom is a ‘‘qualified person’’ and ‘‘independent’’, as such terms are defined in NI 43-101. The La Joya Preliminary Economic Assessment is incorporated in its entirety into this Annual Information Form by reference. A copy of the La Joya Preliminary Economic Assessment was filed on March 6, 2014 and may be accessed on SEDAR (www.sedar.com) under the Company’s profile.

The following summary does not purport to be a complete summary of the La Joya Property and is subject to all the assumptions, qualifications and procedures set out in the La Joya Preliminary Economic Assessment and is qualified in its entirety with reference to the full text of the La Joya Preliminary Economic Assessment. Readers should read this summary in conjunction with the La Joya Preliminary Economic Assessment.

Introduction

EBA and Tetra Tech WEI Inc. jointly operating as “Tetra Tech” prepared the La Joya Preliminary Economic Assessment for the Company for the La Joya property located in Durango, Mexico.

The La Joya Preliminary Economic Assessment was prepared to disclose the results of the preliminary economic assessment (“PEA”) which was completed for the Main Mineralized Trend (“MMT”) deposit on the La Joya property. The La Joya Preliminary Economic Assessment conforms to NI 43-101 and incorporates the CIM Definition Standards for mineral resources and mineral reserves.

The effective date of the La Joya Preliminary Economic Assessment was October 21, 2013. The La Joya Preliminary Economic Assessment incorporates Mineral Resource Estimates for the property that were previously reported in a Technical Report filed by SilverCrest on March 27, 2013, with an effective date of December 16, 2012. All metallurgical work discussed in the La Joya Preliminary Economic Assessment was completed prior to May 29, 2013.

Property Description And Location

The La Joya property is approximately 75 km southeast of the state capital city of Durango, state of Durango, Mexico near the intersection of 23º 52' north latitude, and 103º 55' west longitude or 609,700E and 2,640,100 N (UTM WGS 84, zone 13Q). The property elevation ranges from 2,000 to 2,600 metres above sea level. The community of La Joya has a population of approximately 1,000 people and is located 9 km southwest of the La Joya property. Topographic information for the area is covered by the Instituto Nacional de Geografía y Estadística de México “La Joya” map; sheet F13B14, at a scale of 1:50,000.

The property consists of 15 concessions with a total nominal area of 4,647 hectares. The La Joya concessions are contiguous within the area and are registered with the Mexico Mines Registry in the city of Durango and Mexico City. La Joya West concessions were originally in the name of Señior Sergio Gabriel Olvera Alevedo and Family (9 concessions), and La Joya East concessions in the name of Señior Pedro Vargas (3 concessions). In additional, SilverCrest de Mexico S.A de C.V. has 3 additional registered concessions (3 concessions). SilverCrest currently has exercised options to purchase 100% of the La Joya West and La Joya East concessions through agreements of cash and share payments and 2% NSR royalties.

The La Joya property can be accessed year round by road, commencing by a paved highway going southeast from city of Durango to the city of Vicente Guerrero, a distance of approximately 80 km, then north along a paved secondary road to the community of La Joya, a distance of approximately 10 km, and then by a network of farming and agricultural access dirt roads that span approximately 10 km east of the community of La Joya.

Water for drilling is currently being transported to the property and stored in a lined sump from two active wells, the first located at 608333 E, 2639173 N elev. 1,948 metres. Water for a production facility could come from a local groundwater source or a pre-constructed reservoir. The characteristics of the well, water supply and water quality have not been verified by Tetra Tech.

Electrical power is readily available from nearby sources that currently supply municipalities and agriculture.

Sufficient area is available for a processing plant, waste dumps and tailings disposal on the property. Surface rights are held by a local civil co-operative and need to be obtained if mining facilities are required. No permanent structures occupy the property.

The town of Vicente Guerrero is the closest urban area of any size (pop. est. 15,000), and is about 20 km southwest of the La Joya property by paved and unpaved road from the property. Many services and supplies are available in Vicente Guerrero, but it may be necessary to go to Durango for heavier machine shop, fabrication, and engineering services.

Currently, infrastructure on the La Joya property is limited to access roads, historical open cut and underground workings and an abandoned low-voltage power transmission line which crosses the property between Cerro Sacrificio and Cerro Coloradito.

Two prominent topographic features exist on the northern portion of the La Joya property, located on the uplifted horst block along with numerous rolling hills of exposed and incised bedrock features. Cerro Coloradito is the smaller of the two with and approximate vertical rise of 400 metres and is located to the west of and Cerro Sacrificio. Cerro Sacrificio has approximately 600 metres of vertical rise and is the host to the La Joya deposit.

Environmental studies and permitting

Work permits required for the exploration Phase III drilling permit are under review and awaits issuance by SEMARNAT by Q4 2013. Tetra Tech understands that SilverCrest has held the appropriate permits required for the exploration phases completed to date on the property. Water permits are not required for exploration work since the water is purchased locally from private active wells.

Construction and mining permits are not yet required for the project.

Geological setting, exploration and drilling

The La Joya property is underlain by Cretaceous sedimentary rocks along the western margin of the Mexican Mesa Central, at the transition from the Sierra Madre Occidental, along the broadly defined San Luis-Tepehuanes fault system. The sedimentary package at La Joya consists of the Cuesta del Cura Limestone comprised of limestone with minor chert and siltstone, overlain by calcareous siltstone, mudstone and siliciclastic rocks of the younger Indidura Formation.

Multiple deformation events related to the Laramide orogeny during the late-Cretaceous to mid-Tertiary resulted in folding of the Cretaceous sedimentary rocks along northeast-southwest directed axes, followed by extensional basin and range style faulting generally oriented north-south throughout the mid to late Tertiary. The extension was accompanied by emplacement of intrusive stocks of various ages. These late Cretaceous and early to mid-Tertiary orogenic-related intrusions influenced both regional metamorphism as well as local metasomatic alteration within the Cretaceous sediments. The MMT of the La Joya deposit and peripheral Santo Nino is underlain by the Sacrificio quartz-feldspar phyric granite which is attributed to the mineralizing fluids responsible for skarn development and sulphide deposition within the limestone unit.

The La Joya deposits are carbonate hosted copper skarn deposits with associated silver and gold mineralization, similar in style to the Fortitude-Copper Canyon deposit in Nevada, USA, and to the adjacent Sabinas/San Martin mines in Zacatecas, Mexico. Calc-silicate skarn mineralization is found on the property as andradite garnet, pyroxene, actinolite and wollastonite and is distributed amongst three styles of mineralization recognized to exist on the property. Silver-Copper-Gold (Ag-Cu-Au) mineralization is concentrated within stratiform manto-style skarn controlled along sub-horizontal bedding (Manto style mineralization). Silver-Copper-Gold, Lead-Zinc and Tungsten (Ag-Cu-Au, Pb-Zn, and W) mineralization is concentrated within structurally controlled stockwork and veining related skarn (Structure style mineralization). Finally, tungsten W mineralization is found within late stage retrograde skarn development along the intrusive contact (Contact Skarn style mineralization). Sulphide mineralization generally transitions from chalcopyrite-dominant in proximal skarn to bornite-dominant in distal skarn. Late sub-vertical laminated quartz-calcite veins bearing freibergite and arsenopyrite cross-cut pre-existing skarn mineralization and, although related to magmatic fluids, are not considered to be related to the skarn mineralizing events. Trace amounts of oxide from meteoric weathering processes are present within the structural corridors at depth.

Evidence of historic pits and small underground mining operations within Cerro Sacrificio is seen in numerous small adits and excavations along the hillside. Today, the adits remain open and are accessible for sampling and identifying structures related to mineralization on the property. Exploitation from these small historic operations is considered to be volumetrically insignificant in respect to the current resource estimate.

Recent activity began on the property in 1977 when Minas SanLuis (“Luismin”) entered into option agreements with local mineral concession holders and staked additional concessions. From 1977 to 1997, Luismin completed extensive drilling, mapping and geophysical surveying on the property. In total, 37 diamond and RC drill holes (9,767.34 metres) were completed across the property during this period, targeting silver-copper-gold skarn and tungsten mineralization. Between 1998 and 2001, Boliden Limited entered into a joint venture agreement with Luismin and continued to drill 15 more diamond drill holes (4,095.41 metres) targeting skarn and epithermal mineralization. Luismin did not complete the terms of the option agreement and withdrew from their interest in 2001. Mineral concessions staked by Luismin that are adjacent to the SilverCrest concessions were maintained and are now held by Goldcorp Inc. through the acquisition of the Luismin assets.

In 2006, Solid Resources Ltd. completed four diamond drill holes (1,856.34 metres) to test for deep seated copper-molybdenum porphyry style mineralization in the center of the Sacrificio intrusion. Solid Resources did not consider the results to indicate significant evidence for a porphyry style deposit at that time.

SilverCrest commenced exploration on the property in June 2010 at which time property scale mapping and chip sampling established targets for the Phase I drilling campaign. A total of 27 diamond drill holes (totalling 5,753.7 metres) were completed during the campaign between October 2010, and July 2011. The Phase I drill holes have been logged and sampled with a total of 2,303 core samples.

Independent validation of the SilverCrest and historic sampling was completed by Tetra Tech QP, James Barr, during three site visits between November 2010 and October 2011. Eight historic drill holes (2,574.35 metres) were validated in addition to the 27 SilverCrest holes (5,753.7 metres) and 177 SilverCrest surface samples, totalling 3,764 validated assay samples, for inclusion into the Phase I Mineral Resource Estimate.

Phase II independent validation of the SilverCrest and historic sampling was completed by Tetra Tech QP, James Barr during an additional two site visits between November 2011 to November 2012. Phase II drilling consisted of 78 SilverCrest holes (25,812.65 metres) and 542 surface samples (not used in the resource). This program consisted of infill drilling of the Phase I resource area and drilling to extended mineralization in all directions of the MMT.

Four additional diamond drill holes totalling 1,811.52 metres were completed late in 2012 and are located along the eastern margin of the current block model. These holes were not incorporated into the current block model with an effective date of December 27, 2013, as assay results were not returned from the laboratory until January 2013. Based on cross-sectional interrogation, the results of these holes generally conform to both the geological and grade model used in the current block model. Tetra Tech is not aware of any further drilling on the property.

Metallurgical Testwork and Recovery

Preliminary and confirmation metallurgical test programs have been conducted on metallurgical samples of Contact, Manto and Structure mineralization in the MMT area of La Joya property. These programs include comminution testing, froth flotation, cyanidation leaching, gravity concentration and mineralogical examinations to support a PEA level process design. The resulting flowsheet and process design is a conventional circuit composed of crushing, grinding, flotation and leaching circuit to produce copper flotation concentrate and silver dore bar.

Initial metallurgy tests in 2011 suggested the mineralization may be amenable to conventional flotation concentration. This observation was further confirmed in the subsequent test program during 2012 to 2013 that involved ore hardness, mineralogy, flotation concentration, cyanidation leaching and gravity separation tests.

Material hardness data were determined from SMC, Bond work index and abrasion index measurements. In terms of resistance to impact breakage, Manto and Structure samples were considered as medium hard; while as Contact sample was considered as hard material. For grindability characteristics, all the three composites were categorised as medium hard and mild abrasive materials.

High grade copper flotation concentrates were produced in the locked cycle flotation tests, grading at 36.6% Cu from Manto composite sample and 34.3% Cu from Structure sample. Additionally, each concentrate contained more than 4 kg/t silver and a payable level of gold. Elevated levels of antimony and bismuth were, however, also identified in the copper flotation concentrates. This is a common observation in local producers.

Preliminary cyanidation tests indicate that gold extraction were about 84% and 92% from Manto and Structure samples respectively; silver extraction exceeded 90% for both sample composites. A high cyanide consumption rate was reported on both samples. Gravity concentration testing recovered a small portion of tungsten and tin on the tested samples.

Mineral Resource Estimates

Three deposits which include the MMT, Santo Nino, and Coloradito were previously delineated on the property as was presented in the Technical Report dated March 27, 2013. The Mineral Resource Estimates were prepared by Tetra Tech in compliance with NI 43-101 Standards of Disclosure and has incorporated terms as defined by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines.

Analytical data from 13,834 samples extracted from 20 validated historical drillholes (7,022.83 metres), SilverCrest Phase 1 drilling (5,753.7 metres) and SilverCrest Phase 2 drilling (25,812.65) were used for geological interpretation and construction of mineralized solids created as triangulations using Gemcom GEMS software (“GEMS”). The analytical data was interpolated into a percent block model using the inverse distance squared (ID2) interpolation method and was constrained by mineralized solids segmented into three sets determined by mineralization style.

The MMT and Santo Nino deposits are considered to be a polymetallic Ag-Cu-Au-W-Mo deposits with metal distributions for W-Mo as part of or immediately adjacent to the Ag-Cu-Au resources. Ag-Cu-Au data is reported as a silver equivalent value (“AgEQ”) which is based on per tonne value of the metals using five-year historical price trends summarized in Table 1. AgEQ is calculated as Ag(gpt)+50*Au(gpt)+86*Cu(%). Three individual Mineral Resource Estimates are presented below for Ag-Cu-Au concentrations, Pb-Zn concentrations and W concentrations, respectively. Molybdenum concentrations were not considered as part of this resource estimation.

Table 1: 5-Year Metal Price Trends and AgEQ Calculation for Silver, Copper and Gold

Metal	5-year Trend Metal Price (U.S.$)	Price/tonne ratio to Ag
Ag	$24/oz (troy)	1:1
Cu	$3/lb ($6,615/t)	86:1
Au	$1,200/oz(troy)	50:1

AgEQ	=Ag(gpt) + 86*Cu% + 50*Au(gpt)

Analytical data from drill sampling on the property that was considered valid for resource estimation was composited to two metre lengths before the interpretation and construction of the mineralized wireframes. These composites were used as the explicit analytical data for the resource estimate. A value of 15 gpt AgEQ was used as an initial grade threshold for cross-sectional interpretation of mineralized wireframes defining continuous mineralization on the property. Three sets of mineralized solids were constructed using GEMS from these wireframes representing manto, structurally controlled stockwork and veining, or contact skarn styles of mineralization. By deposit area, twenty-nine were defined for the MMT, six for Santo Nino and two for Coloradito to reduce the two metre composite data set and to constrain interpolation within the block model. Block model interpolation methods were designed to control grade distribution within each mineralization style.

Anomalous high grade values from the two metre composite data set were capped at 550 gpt silver, 5.5 gpt Au and 6 % copper based on visual inspection of histogram and log-histogram population distribution.

A representative average value for specific gravity was determined to be 3.0 based on laboratory analysis of 1279 drill core samples. This value was applied to all materials found within the bounds of the block model.

All Mineral Resource Estimates in this report were classified as Inferred based on the CIM Definition Standards for Mineral Resources and Mineral Reserves. Analytical data available from exploration on the property to date is sufficient to allow a reasonable geological interpretation and assumption of grade continuity, however, the geological understanding of the property is considered to be in early stages for the project.

The resource estimate for silver, copper, gold and silver equivalent concentrations has been reported based on a AgEQ cut-off value as summarized in Table 2 and the resource estimate for tungsten has been reported using WO3 (%) as summarized in Table 3. Tetra Tech considers the 30gpt AgEQ and 0.05% WO3 (tungsten trioxide) as an appropriate reporting cut-off for these Inferred Mineral Resource Estimates. Pit constraints have not been applied to the Mineral Resource Estimates.

Table 2: Inferred Ag-Cu-Au- Resource Estimation for MMT and Santo Nino Deposits,

Effective Date December 16, 2012

Zone	Category**	Cut off	Rounded Tonnes	SG	Av Ag (gpt)	Av Au (gpt)	Av Cu (%)	Contained Ag (oz)	Contained Au (oz)	Contained Cu (lbs)	Contained AgEQ (oz)*
MMT		15	120,570,000	3	23.7	0.18	0.18	91,855,000	708,000	466,474,000	185,757,000
(Ag,	***Inferred	30	67,618,000	3	34.67	0.24	0.25	75,367,000	519,000	377,392,000	148,671,000
Au, Cu)		60	26,109,000	3	58.53	0.3	0.42	49,129,000	256,000	240,114,000	92,035,000
Santo		15	6,169,000	3	20.36	0.04	0.49	4,039,000	8,000	66,775,000	12,826,000
Nino (Ag,	***Inferred	30	3,586,000	3	29.17	0.05	0.75	3,363,000	5,000	59,384,000	11,078,481
Au, Cu)		60	1,818,000	3	43.06	0.05	1.2	2,517,000	3,000	48,269,000	872,000
		15	126,739,000		23.5	0.17	0.20	95,894,000	716,000	533,249,000	198,583,000
TOTAL	***Inferred	30	71,204,000		34.4	0.23	0.28	78,730,000	524,000	436,776,000	159,749,481
		60	27,927,000		57.5	0.28	0.47	51,646,000	259,000	288,383,000	92,907,000
*	Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of U.S.$24/oz silver, U.S.$1200/oz gold, U.S.$3/lb copper. 100% metallurgical recovery is assumed.
**	Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM Definition Standards for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The baseline scenario for reporting of Mineral Resources is highlighted in light blue.

*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 gpt AgEq & 0.05% WO3 using the metal price ratios described above.

Table 3: Inferred W-Mo- Resource Estimation for MMT, Santo Nino and Coloradito Deposits, Effective Date Dec. 16, 2012

Zone	Category**	Cut off	Rounded Tonnes	SG	Mo (%)	WO3 (%)	Contained W (tonnes)	Contained Mo (tonnes)
La Joya Contact		0.025	60,508,000	3	0.0035	0.053	32,000	2,000
Zone (W, Mo,	***Inferred	0.05	25,136,000	3	0.0039	0.075	19,000	1,000
Ag, Au, Cu)		0.095	4,395,000	3	0.0023	0.109	5,000	100
Santo Nino		0.025	5,220,000	3	0.0077	0.04	2,000	400
Contact Zone	***Inferred	0.05	950,000	3	0.0132	0.07	1,000	100
(W, Mo, Ag, Au, Cu)		0.095	750	3	0.0115	0.101	1	0
Coloradito		0.025	31,907,000	3	0.0283	0.062	20,000	9,000
Contact Zone	***Inferred	0.05	18,486,000	3	0.0322	0.079	15,000	6,000
(W, Mo, Ag, Au, Cu)		0.095	4,159,000	3	0.0335	0.112	5,000	1,000
		0.025	97,635,000		0.031	0.145	54,000	11,400
TOTAL	***Inferred	0.05	44,572,000		0.036	0.176	35,000	7,100
		0.095	8,554,750		0.036	0.227	10,001	1,100

* Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM Definition Standards for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The baseline scenario for reporting of Mineral Resources is highlighted in light blue.

** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 g/t AgEq & 0.05% WO3using the metal price ratios described above.

Mineral Reserve

A Mineral Reserve has not been estimated for the Project as part of the PEA study.

Mining Method

Tetra Tech evaluated the MMT deposit on the La Joya property as the basis of a constructing a mine and processing facility capable of processing 5,000 tpd. This PEA has evaluated a “Starter Pit”, which is considered a subset of the Mineral Resources. Tetra Tech has not included material outside the “Starter Pit” in the PEA, and has not provided or evaluated additional criteria in the PEA for material outside the Starter Pit in terms of potential for “reasonable economic extraction”. Underground mining was not considered for the PEA.

The PEA proposes conventional open pit truck and shovel operation utilizing a mining contractor to carry out the day to day work consisting of production drilling, blasting, loading, and hauling of both ore and waste. Pit optimizations were carried out by Tetra Tech based on the preliminary criteria, including costs, metal prices, and recovery, dilution and metal sales terms. The pit optimization was done using Geovia WhittleTM software and 41 different Lerch-Grossman nested pit shells were generated. For the purpose of this PEA; however, the pit shell that best aligned with an 8-10 year mine life was chosen and further investigated in terms of pit design, mine scheduling and subsequent economic viability.

Geotechnical assessment for the open pit design consisted of the analysis of data collected from seventy-seven exploration diamond drill holes in 2011 and 2012. Geotechnical data was then made available to Tetra Tech to interpret the results and calculate RQD, RMR, and Q values. The data presented homogenous geotechnical conditions with RMR76 varying between 70-90 for the main rock types and RQD rating varying between 75 to 90. For this PEA, no structural (rock fabric and major structures) information was available; therefore, it is likely that the structure of the rock will be the limiting factor controlling the stability of the pit slope. As a result, a conservative approach was taken to reflect the unavailable structural information and pit slope angle of 50° was recommended for the purpose of this PEA.

The geotechnical criteria in addition to provisional criteria for haul roads, bench height and bench face angles and minimum mining widths were considered for designing the open pit using Geovia GEMSTM. The designed pit consisted of two distinct areas namely the main pit and Patricia pit, which occurs to the south of the main pit.

Mining Schedule

The mining schedule provides for a one year pre-strip (year -1) that will stockpile some mineralized material and with the remaining waste rock deposited at one of the 2 selected waste storage locations on the east side of the Cerro Sacrificio ridge. The schedule provides for the commencement of processing in year 1, with the mill feed at 1.8 Mt/a (5,000 tonnes per day) of mineralised material contained within designed pits, with exhaustion of mill feed in year 9. The schedule has been generated based on an annual mining rate of 7 Mt of rock with stockpiling of potential mill feed, enabling a feed of 1.8 Mt/a consistently of over the operating life for processing. The life of mine stripping ratio is estimated to be 2.9 with total extraction of an estimated 15.5 Mt of mineralized material and 45.5 Mt of waste rock.

Table 4 and Figure 1 below summarize the life of mine schedule for La Joya.

Figure 1: LOM Tonnage Breakdown

Table 4: Production Schedule

Year	Mine to Mill	Mine to SP*	SP to Mill	Total mineralized material mined	Total tonnes processed	Head Grade				Waste	Strip ratio	Total tonnes mined
						AG	AU	CU	AG EQ**
	t	t	t	t	t	gpt	gpt	%	gpt	t		t
-1	0	666,441	0	666,441						2,333,559		3,000,000
1	1,133,604	1,119,763	666,396	2,253,367	1,800,000	71	0.25	0.57	132	4,746,632	2.6	7,000,000
2	1,411,747	774,387	388,253	2,186,134	1,800,000	65	0.30	0.40	114	4,813,865	2.7	7,000,000
3	1,547,449	419,833	252,551	1,967,282	1,800,000	61	0.19	0.37	102	5,032,718	2.8	7,000,000
4	1,147,466	523,698	652,534	1,671,164	1,800,000	46	0.20	0.32	84	5,328,836	3.0	7,000,000
5	743,761	480,777	1,056,239	1,224,538	1,800,000	31	0.15	0.21	56	5,775,462	3.2	7,000,000
6	1,109,843	308,084	690,157	1,417,927	1,800,000	36	0.14	0.23	63	5,582,072	3.1	7,000,000
7	1,245,819	297,612	554,181	1,543,431	1,800,000	39	0.19	0.23	69	5,456,569	3.0	7,000,000
8	1,800,000	431,933	0	2,231,933	1,800,000	65	0.18	0.40	109	4,768,068	2.7	7,000,000
9	317,455	0	762,219	317,455	1,079,674	27	0.11	0.19	49	1,662,584	1.5	1,980,039

Total	10,457,144	5,022,528	5,022,530	15,479,672	15,479,674	50	0.19	0.33	88	45,500,365	2.94	60,980,039

*SP means stockpile

**Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of U.S.$22/oz silver, U.S.$1200/oz gold, U.S.$3/lb copper.

Process Design

The design basis for the process facility is a concentrator with a throughput capacity of 5,000 tpd. Process design criteria for the facilities are based on the bench scale testwork with two types of composite samples, Manto and Structure, from central MMT mineralogy of the La Joya property. A simplified schematic of the flowsheet is shown in Figure 2.

ROM ore from the open pit will be crushed and conveyed to the concentrator. The ore feed will be ground to liberate the mineral values from the host rock, and then separated by industry-standard flotation processes. A bulk copper/silver/gold sulphide concentrate will be produced and bagged for transportation. The first cleaner scavenger tailings will be sent to a leaching circuit.

The leaching circuit will recover silver and gold components by using the conventional CIL technology. The designed leaching circuit will have a nominal capacity of 300 tpd. It will be composed of leach feed thickening, cyanide leaching, zinc precipitation (Merrill Crowe process), and cyanide destruction stages. The precipitated silver and gold will be smelted to silver dore on site.

Tailings in the milling process will be generated from the rougher flotation circuit (bulk tailings), and CIL residues. Bulk tailings solids are alkaline and will be combined with the treated CIL residues. The combined tailings materials will be dewatered and dry stacked on site to maximize process water recycling.

Figure 2: Simplified La Joya Process Flowsheet

Project Infrastructure

The current infrastructure on site at La Joya includes access roads and tracks required for the exploration phase of the project. The property is 13 km from the town of La Joya and another 6 km from two other small towns. Tetra Tech proposed various options for the layout of the mine site infrastructure; however for the PEA the scenario being considered is the placement of the infrastructure in the valley to the east of the Cerro Sacrificio ridge. The layout plan considered for the PEA consists of the open pit west of the Cerro Sacrificio ridge, with two waste dumps as side hill dumps. Haul roads will be constructed to enable hauling of the mill feed to a primary crusher on the east of the ridge. The material will then be transported via over land conveyor to a live stockpile to be fed into the mill complex located at the base of the valley. At the mill complex power, water and road access will be available and mine offices, truck shops and warehouses will be placed in this area. The tailings facility has been considered as dry stack tailings and will be placed south of the mill complex, as a side hill facility. The tailings will be transported by overland conveyors and positioned on the facility using grasshopper conveyors and mobile machinery. Explosive magazines could be positioned, to the south west of the tailings facility, along existing tracks or farm roads accessing the property.

Overall, for the purpose of the PEA, Tetra Tech has provided the following infrastructure and facilities:

1.	Upgrade of the site access road;

2.	Site and haul roads;

3.	Administration office buildings, a mine dry/change house and warehouse;

4.	Fresh water supply systems including a pump house to treat and piping to distribute the water as process water, fire water, and potable water;

5.	Water management infrastructure, including diversion ditches;

6.	Waste rock storage facilities;

7.	A dry stack tailings storage facility including a tailings water pond, diversion berms and necessary liners;

8.	Solid waste disposal pad with solid waste skips/bins and hazardous waste skips/bins;

9.	On-site fuel storage;

10.	On-site explosive magazines and storage;

11.	Process facilities including a crusher, mill building and process plant;

12.	Assay laboratory;

13.	Power supply and distribution, including:

I.	a substation, and

II.	power cables and lines;

14.	A security/weigh station;

15.	Process control and instrumentation; and

16.	Communication systems.

Capital Costs

Tetra Tech has estimated preproduction capital costs totalling U.S.$141 million, including contingency of U.S.$17 million. The sustaining capital is estimated to be U.S.$6.3 million over the operational life of the project.

Table 5 below highlights the main components of the project for which capital costs are allocated. Closure and reclamation costs of U.S.$6 million have been estimated and working capital has been estimated at U.S.$7 million.

Table 5: Capital Expenditure

Capital Expense Item	Estimated cost in U.S.$ ($000)

Overall Site	$17,915
Open Pit Mining	$6,700
Ore Handling	$9,095
Process	$44,992
Tailings & Water Management	$6,850
On-Site Infrastructure	$9,116
Total Direct Costs	$94,666

Total Project Indirects	$24,824

Total Owner's Costs	$4,733

Total Contingency	$16,965

Preproduction capital costs including indirect and contingency	$141,190

*Subtotals and Totals do not add correctly due to the rounding of values to $000

Operating Costs

Four categories of operating costs have been estimated by Tetra Tech namely; mining, processing, G & A and tailings management. Table 6 shows a summary of the operating costs estimated for the La Joya property. The mining contract cost is based on a quote provided by a Mexican mining contractor, and has been validated by Tetra Tech.

Table 6: Capital Cost per tonne over LOM

Aspects of Operation	Estimated Average Cost per tonne, over LOM (U.S.$)
Mining (contract) per tonne rock handled	$2.16
Average mining cost per tonne processed	$8.09
Costs per tonne processed	$13.86
Tailings per tonne processed	$0.49
G & A per tonne processed	$1.81
Total per tonne processed	$24.25

Economic Analysis

On the basis of the Inferred Resources, preliminary mine design and preliminary process engineering, Tetra Tech have estimated a positive NPV for the project of U.S.$92 million post-tax and U.S.$133 million pre-tax, with IRR of 22% post-tax and 30% pre-tax. The economic analysis was based on a 9 year mine operating life, with a 2.6 year payback period, for the La Joya property.

Sensitivity analysis was carried out using varying commodity prices, and by varying capital and operating costs. The project is positively most sensitive to increases in commodity prices and negatively most sensitive to operating costs. The commodity price sensitivity is shown in Figure 3 below.

Figure 3: Starter pit economic sensitivities

The Starter Pit economics are more sensitive to silver and copper price, as they represent 56% and 37% of the total revenues respectively under the base case scenario. Each 10% increment in metal prices from the base case changes the pre-tax NPV by approximately $60 million and the IRR by approximately 8%.

Note: This preliminary economic assessment is preliminary in nature and includes Inferred Mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and therefore do not have demonstrated economic viability.

Conclusions and Recommendations

The resource model, and preliminary open pit design, and subsequent preliminary economic analysis favour the undertaking of further drilling into the assessed open pit or Starter Pit. The PEA also provides guidance on the expected metallurgical and mining constraints which require further work to increase the confidence level so that they can be applied to future resource delineation and any subsequent feasibility assessment. An estimated cost to complete the additional studies totals U.S.$3.1 million as shown in the table below.

Table 7: Breakdown of future costs related to recommendations

Recommendation	Future work	Estimated cost (U.S.$)
Drilling and mineral resources	10,000 m of infill drilling and geological modelling	$2,500,000
Location of project infrastructure	Conduct a trade-off study on the location of project infrastructure	$25,000
Pit selection and open pit design	Conduct a trade-off study using a larger pit	$25,000
Mine scheduling	Run an optimization study for scheduling	$25,000
Waste dump locations	Evaluate the possibility of locating waste dumps closer to the open pits	$25,000
Geotechnical and Hydrogeological Assessments	Conduct geotechnical drilling and hydrogeological drilling programmes	$100,000
Dry stack tailings management facility	Conduct geotechnical and hydrogeological drilling programmes as well as a waste rock characterization study	$100,000
Process water	Undertake drilling for sources of ground water	$150,000
Mineral processing and Metallurgical Testing	Advanced metallurgical studies	$150,000
Total of Estimated Costs		$3,100,000

Update to the Summary of the La Joya Property Preliminary Assessment Report

During fiscal 2014, the Company paid acquisition costs of U.S.$587,500 and incurred U.S.$1,337,952 in deferred exploration costs. Most of the expenses incurred at La Joya during fiscal 2014 were to complete the 17 hole in-fill drilling program (2,698 m) which commenced at the end of 2013. The Company intends to use the information towards an updated resource model and conduct ongoing low cost desktop Pre-Feasibility work on the property during 2015.

5.	DIVIDENDS

5.1	Dividends

Since its organization, the Company has not paid any dividends on its common shares. Although the Company anticipates that available funds will be reinvested in the short term to finance acquisition, exploration and development of mineral properties, it will review from time to time the possibility of initiating payment of sustainable dividends.

6.	CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 118,753,205 common shares issued and outstanding and no preferred shares issued and outstanding. As of the date of this Annual Information Form, the Company also had incentive stock options outstanding for the purchase of an aggregate of 10,735,000 common shares of the Company.

Common Shares

Each common share ranks equally with all other common shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Company. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

Preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of common shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

Shareholders Rights Plan

At the Company’s Annual General Meeting held on June 26, 2008, shareholders approved the implementation of a Shareholders Rights Plan (the "Rights Plan"). The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by statute, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

Under the Rights Plan, a bidder making a Permitted Bid (as defined in the Rights Plan) for the common shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's common shares not beneficially owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms to allow other shareholders to deposit to the bid. The Rights Plan will encourage an offer or to proceed by way of Permitted Bid or to approach the board of directors with a view to negotiation by creating the potential for substantial dilution of the offeror's position if a non-Permitted Bid is attempted. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office, or to deter fair offers for the common shares of the Company. The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the rights under the Rights Plan is not dilutive until the rights separate from the underlying common shares and become exercisable.

The Rights Plan was re-confirmed by the shareholders of the Company at the Company’s Annual General Meetings on June 15, 2011 and June 15, 2014.The Rights Plan has a term of three years and will expire at the close of the annual meeting of shareholders after the third anniversary of the confirmation of the Rights Plan, unless extended upon reconfirmation by the shareholders.

7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The common shares of the Company are listed for trading on the TSX under the symbol “SVL” and on the NYSE MKT under the symbol “SVLC” and are also traded through the Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “CW5”. Prior to listing on the TSX as of February 24, 2014, the common shares of the Company were listed on the TSX Venture Exchange (the “TSX-V”). The monthly high and low closing prices and trading volumes for the Company’s common shares on the TSX-V and the TSX during fiscal year ended December 31, 2014 are as set out below:

Month	High ($)	Low ($)	Volume
January 2014	$2.32	$1.81	3,279,500
February 2014	$3.05	$2.08	8,621,600
March 2014	$2.77	$1.97	6,079,700
April 2014	$2.15	$1.80	3,674,000
May 2014	$2.06	$1.67	2,723,800
June 2014	$2.42	$1.73	3,679,400
July 2014	$2.37	$2.07	2,447,100
August 2014	$2.35	$2.10	1,325,800
September 2014	$2.17	$1.67	1,826,900
October 2014	$1.71	$1.40	1,886,000
November 2014	$1.71	$1.40	1,847,400
December 2014	$1.65	$1.31	3,246,500

8.	ESCROWED SECURITIES

8.1	Escrowed Securities

To the Company’s knowledge, there are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9.	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

As at the date of this Annual Information Form, the following information with respect to each director and executive officer of the Company sets out that individual’s name, province (or state) and country of residence, the positions and offices in the Company presently held by that individual, the period during which such individual has served as a director of the Company and that individual’s principal occupation(s) during the past five years:

Name, Province (or State) and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years

J. Scott Drever British Columbia, Canada	Chief Executive Officer and Director	Director since November 5, 2002	Chief Executive Officer (since June 2013), Chairman (from May 2008 – June 2014) and President (from May 2003 to June, 2013) of the Company; Chief Executive Officer (since February 2014), Chairman (from May 2008 to February 2014) and President (from August 2005 to February 2014) of Goldsource Mines Inc. (“Goldsource”), a mineral exploration company; and President of Nemesis Enterprises Ltd., a management consulting company (since 1995)

Name, Province (or State) and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years

Ross O. Glanville(1) (2) British Columbia, Canada	Director	Director since June 15, 2011	Professional Mining Engineer; President of Ross Glanville & Associates Ltd., a mining consulting firm (since October 1990); and Chairman of Clifton Star Resources, a mineral exploration company (since October 2011), and Director of three other publicly listed mining and exploration companies

Barney Magnusson British Columbia, Canada	Chief Financial Officer and Director	Director since May 23, 2003	Chief Financial Officer of the Company (since May 2003); Chief Financial Officer of Goldsource (since June 2010); and President of Adapa Management Ltd., a private management and investment company (since 1985)

George W. Sanders(1) (2) British Columbia, Canada	Director	Director since June 28, 2006	President (since March 2007) and Director (since May 2002) of Goldcliff Resource Corporation, a mineral exploration company

Graham C. Thody(1) (2) British Columbia, Canada	Chairman and Director	Director since May 23, 2003	Chairman of the Company (since June 2014); Chairman of Goldsource (since February 2014); President and Chief Executive Officer of UEX Corporation (from November 2009 to January 2014); and Director of several publicly listed mineral exploration companies

Dunham Craig British Columbia, Canada	Interim President and Director	Director since June 11, 2014	Interim President of the Company (since February 2015); and President and Chief Executive Officer of Geologix Exploration Inc., a mineral exploration company (since September 2005)

Nathan Eric Fier British Columbia, Canada	Chief Operating Officer and Director	Director since June 10, 2013	Chief Operating Officer (since May 2003) and President (from June 2013 to February 2015) of the Company; Chief Operating Officer of Goldsource (since June 2010); President of Maverick Mining Consultants Inc., a consulting company (since July 2001); and Market Director of EBA Engineering Consultants Ltd. (from October 2003 to October 2013)

Brent McFarlane Arizona, U.S.A.	Vice-President, Operations	n/a	Vice-President, Operations of the Company (since February 2011); Self-employed mining consultant (from May 2007 to February 2011); and President of Huichoro US LLC, a consulting company

Name, Province (or State) and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years

Marcio Bastos Fonseca British Columbia, Canada	Vice-President, Corporate Development	n/a	Vice-President, Corporate Development of the Company (since March 2013); Senior Management and Director positions with Macquarie Metals and Energy Capital a primary division within Macquarie Group (Canada) (from January 2004 to February 2013); and President of Margeo Consulting Inc., a consulting company

Tom Keating British Columbia, Canada	Vice-President, Finance and Administration	n/a	Vice-President, Finance & Administration (since July 2014) and Corporate Controller (from July 2009 to June 2014) of the Company.

Michael Rapsch British Columbia, Canada	Vice-President, Corporation Communications	n/a	Vice-President, Corporation Communications (since February 2015) and Manager, Corporate Communications of the Company (from October 2011 to January 2015); Self-employed consultant (from February 2011 to September 2011); and Investor Relations at Pediment Gold Corp, a mineral exploration company (from February 2006 to February 2011)

Bernard Poznanski British Columbia, Canada	Corporate Secretary	n/a	Partner of Koffman Kalef LLP, a law firm (since 1993)

_______________________

(1)    Member of the Audit Committee.
(2)    Member of the Corporate Governance and Compensation Committee.

Each director will serve as a director until the next annual general meeting of the Company or until his successor is elected or appointed.

As at December 31, 2014, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 5,348,480 common shares or 4.5% of the then issued and outstanding common shares of the Company.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

The current directors and executive officers of the Company (with the exception of Ross O. Glanville, Dunham Craig, Brent McFarlane, Marcio Fonseca, Tom Keating and Michael Rapsch) were directors and/or executive officers of the Company in December 2010 when the Company received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd., a predecessor company to the Company which was under different management until the Company assumed control in 2003. The order alleged that Strathclair (now the Company) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, the Company entered into a consent order with the SEC dated January 10, 2011 through which the Company agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of the Company. On May 31, 2011, the Company filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker-dealers in the United States were able to effect transactions in common shares of the Company in the United States.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”), when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011 in connection with the failure to file technical reports and material change reports in the required forms disclosing Clifton’s mineral resource estimates on its material properties. After changes in the management and Board of Directors (including the appointment of Mr. Glanville as Chairman of Clifton Star), and the filing of the relevant documents, the cease trade order was revoked on March 5, 2012.

Bernard Poznanski, the Corporate Secretary of the Company, was a director of Energem Resources Inc. (“Energem”) when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)	On March 7, 2006, the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006, after the relevant documents were filed; and

(b)	On April 20, 2005, the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)	is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

9.3	Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interest of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

10.	AUDIT COMMITTEE DISCLOSURE

Audit Committee

Pursuant to National Instrument 52-110—“Audit Committees” (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the audit committee of the Company (the “Audit Committee”) is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix A to this Annual Information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the following is information on the members of the Company’s Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair)	Yes	Yes
Ross O. Glanville	Yes	Yes
George W. Sanders	Yes	Yes

Relevant Education and Experience

Graham C. Thody — Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants. He served as a member of the BCICA By-Laws Committee for several years. Mr. Thody has also served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver, British Columbia from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation (“UEX”) from November 2009 until his retirement in January 2014. He is currently a director of several reporting companies, including UEX, which are involved in mineral exploration and development throughout North, Central and South America.

Ross O. Glanville — Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville obtained a Bachelor of Applied Science in Engineering (Mining) in 1970, became a member of the Professional Engineers Association of British Columbia in 1972, obtained a Masters Degree in Business Administration in 1974, and became a member of the Certified General Accountants Association of B.C. in 1980. He has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the TSX, the Australian Stock Exchange, NASDAQ, and the TSX-V, and has served on the Boards of Directors of five companies with producing mines, and still serves as a director of three of these companies.

George W. Sanders — Mr. Sanders is a mining entrepreneur with over 35 years in mining and exploration finance experience. Mr. Sanders is also a Director of Bitterroot Resources Ltd., and a Director and President of Goldcliff Resource Corporation. He spent over 15 years as a registered representative and precious metals specialist with the investment firm Canaccord Capital Corporation (now Canaccord Genuity Corp.) and its predecessor companies. Mr. Sanders has held Corporate Development positions with Richmont Mines Ltd., Consolidated Cinola Mines and Shore Gold Inc. He provides the Company with a solid base in corporate finance and investor relations.

Reliance on Certain Exemptions

At no time since January 1, 2014 has the Company relied on the following exemptions under NI 52-110:

(a)	the exemption in section 2.4. (De Minimis Non-audit Services);
(b)	the exemption in section 3.2 (Initial Public Offerings);
(c)	the exemption in section 3.3(2) (Controlled Companies);
(d)	the exemption in section 3.4 (Events Outside Control of Member);
(e)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member);
(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances);
(g)	the exemption in section 3.8 (Acquisition of Financial Literacy); and
(h)	an exemption from NI 52-110, in whole or part, granted under Part 8 (Exemptions).

Audit Committee Oversight

At no time since January 1, 2014 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of the Company.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee has specifically pre-approved the auditor's review of the Company's corporate tax returns, including the corporate tax returns of the Company's Mexican subsidiaries, at a rate which together with the auditor's review of the Company's interim financial statements, are approved at U.S.$15,000 per interim period.

External Auditor Service Fees (By Category)

Davidson & Company, Chartered Accountants, is the auditor of the Company. The aggregate fees billed by Davidson & Company, Chartered Accountants, in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)		Tax Fees(2)	All Other Fees
December 31, 2014	$171,696	$	Nil	$9,750	$	Nil
December 31, 2013	$188,190	$	Nil	$12,750	$	Nil

(1)	Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”.

(2)	Pertains to professional services for tax compliance, tax advice, and tax planning. During the financial years ended December 31, 2014 and December 31, 2013, the nature of the services comprising the fees disclosed under this category include the preparation of the T2 Corporate Tax Returns of the Company and its Canadian subsidiary, NorCrest Silver Inc., together with related schedules.

11.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1	Legal Proceedings

There are no legal proceedings in the Company’s last financial year which are material and to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

11.2	Regulatory Actions

During the financial year ended December 31, 2014:

(a)	no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;

(b)	no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company’s securities; and

(c)	no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein, no director or executive officer of the Company and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of common shares of the Company, and no associate or affiliate of any of the person or companies referred to above, has any material interest, direct or indirect, in any transactions since January 1, 2012, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

13.	TRANSFER AGENT AND REGISTRARS

13.1	Transfer Agent and Registrars

Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario) is the transfer agent and registrar for the common shares of the Company.

14.	MATERIAL CONTRACTS

14.1	Material Contracts

Other than the following contracts, available on SEDAR (www.sedar.com), there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2014 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company:

(a)	Gold purchase agreement dated as of May 14, 2009, among Nusantara, Sandstorm, Sandstorm Barbados and the Company. For further details, see “General Development of the Business – Most Recent Three-Year Operational History – Financing”; and

(b)	Credit facility agreement made as of July 11, 2013 between the Company and Scotiabank for a three-year U.S.$40 million (current U.S.$30 million) secured corporate credit facility. See “General Development of the Business – Most Recent Three Year Operational History – Financing”.

15.	INTERESTS OF EXPERTS

15.1	Names of Experts

Davidson & Company LLP is the Company’s auditor, and such firm has prepared an auditor’s report dated March 24, 2015, with respect to the Company’s consolidated financial statements as at and for the financial year ended December 31, 2014, which were filed with the Canadian securities regulators on SEDAR (www.sedar.com). Davidson & Company LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

N. Eric Fier, C.P.G., P.Eng. prepared the Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico, dated effective December 31, 2014, in respect of the Santa Elena Project in accordance with NI 43-101. See “Description of the Business – Mineral Projects – Santa Elena Project – Sonora, Mexico”.

Sabry Abdel-Hafez, P.Eng., Mark Horan, P. Eng., James Barr, P.Geo., Hassan Ghaffari, P. Eng., Ting Lu, P.Eng., Carlos Chaparro, P.Eng., Scott Martin, P.Eng., Nick Michael, MBA, and Graham Wilkins, P.Eng., have prepared the La Joya Preliminary Economic Assessment in respect of the La Joya Property in accordance with NI 43-101. See “Description of the Business – Mineral Projects – La Joya Property – Durango, Mexico”.

15.2	Interests of Experts

To the best of the Company’s knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by each expert named in Item 15.1, other than N. Eric Fier, when the particular expert’s report was prepared, was received by such expert after the preparation of the report, or will be received by such expert.

N. Eric Fier is the author of the technical report titled, Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico, dated effective December 31, 2014 and supervised the preparation of certain technical information set forth herein relating to the Company’s mineral properties. He is also not “independent” within the meaning of NI 43-101 because he also acts as Chief Operating Officer and a director of SilverCrest. As of December 31, 2014 and the date hereof, Mr. Fier holds 1,282,027 common shares of SilverCrest and options to acquire a further 1,325,000 common shares of SilverCrest.

16.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated April 30, 2014, in respect of the Company’s annual general meeting of shareholders held on June 11, 2014.

Additional information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 which may be obtained upon request from SilverCrest’s head office or may be viewed on the Company’s website (www.silvercrestmines.com) or on SEDAR (www.sedar.com).

APPENDIX A

SILVERCREST MINES INC.
(the “Company”)

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditor; and

•	provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors (as defined by Rule 803A of the NYSE Amex LLC Company Guide and as “independence” is described in National Instrument 52-110 – Audit Committees, or any successor instrument thereto) and shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements, except as permitted by applicable securities regulatory guidelines. If any of the Company’s securities are listed on the NYSE Amex Equities or the NYSE, at least one member of the Committee shall be considered “financially sophisticated” within the meaning of Rule 803B of the NYSE Amex LLC Company Guide. The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

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Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports

(a)	review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)	review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)	review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d)	review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)	review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f)	review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g)	ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2.	External Auditor

(a)	review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

(c)	review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d)	take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

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(e)	select and, where applicable, replace the external auditor to be nominated annually for shareholder approval;

(f)	determine the compensation to be paid to the external auditor;

(g)	at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i)	review with the external auditor the audit plan for the year-end financial statements; and

(j)	deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

(i)	the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii)	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)	the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.	Financial Reporting Processes

(a)	in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)	consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)	following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

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(g)	review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l)	carry out a review designed to ensure that effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4.	Other

(a)	review any material related party transactions;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c)	set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(d)	be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors’ employment by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

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